As filed with the U.S. Securities and Exchange Commission on May 3, 2017.

Registration No. 333-194690

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

____________________________________________________

POST-EFFECTIVE AMENDMENT NO. 6
TO
FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
_______________________________________________________

TOP SHIPS INC.
 (Exact name of Registrant as specified in its charter)
_______________________________________________________

Republic of The Marshall Islands	4412	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

TOP Ships Inc. 1 Vas. Sofias and Meg. Alexandrou Str, 15124 Maroussi, Greece 011 30 210 8128180	Seward & Kissel LLP Attention: Gary J. Wolfe, Esq. One Battery Park Plaza New York, New York 10004 (212) 574-1223
(Address and telephone number of Registrant's principal executive offices)	(Name, address and telephone number of agent for service)

_______________________________________________________
Copies to:

Gary J. Wolfe, Esq. Seward & Kissel LLP One Battery Park Plaza New York, New York 10004 (212) 574-1223 (telephone number) (212) 480-8421 (facsimile number)

_______________________________________________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, or the SEC, acting pursuant to said Section 8(a), may determine.

Explanatory Note

This Post-Effective Amendment No. 6, or the Post-Effective Amendment, to TOP Ship Inc.'s Registration Statement on Form F-1 (File No. 333-194690), or the Registration Statement, is being filed to update and supplement the information contained in the Registration Statement, which was originally declared effective by the Securities and Exchange Commission, or the SEC, on June 6, 2014.

The information included in this filing updates and supplements the Registration Statement and the prospectus contained therein. No additional securities are being registered under this Post-Effective Amendment. Accordingly, this Post-Effective Amendment concerns only the exercise of the Warrants (defined below) registered under the Registration Statement that the SEC previously declared effective. All applicable registration fees were paid at the time of the original filing of the Registration Statement.

The information in this prospectus is not complete and may be changed. We may not sell these securities until this Post-Effective Amendment No. 6 to the Registration Statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS	SUBJECT TO COMPLETION, DATED MAY 3, 2017

Up to 2,977,715 Common Shares Issuable Upon Exercise of
 a Portion of the Outstanding Warrants

This prospectus relates to up to 2,977,715 common shares, par value $0.01 per share, which, as of the date of this Prospectus, are issuable upon the exercise of 191,124 warrants out of the 2,399,141 outstanding warrants, originally issued on June 11, 2014, or the Warrants. Each Warrant currently has an exercise price of $0.37 per common share and entitles its holder to purchase 6.74 common shares, as may be further adjusted (see "Description of Warrants" section). The Warrants were issued as part of a registered public offering that closed on June 11, 2014, or the Offering.

Pursuant to the terms of the Warrants, holders have the right, but not the obligation, in any exercise of Warrants, to designate the variable price offered by us pursuant to an issued variable rate security and purchase such proportionate number of common shares based on the variable price in effect on the exercise date.  We have issued Series C Convertible Preferred Stock, which is convertible at the lower of (i) $3.75 or (ii) 75% of the lowest daily volume weighted average price of our common stock for any trading day during the twenty-one (21) consecutive trading day period ending on, and including, the trading day immediately prior to such date of determination (but in no event will the conversion price be lower than $0.25), or the Conversion Ratio.  If using the Conversion Ratio, as of May 3, 2017, each Warrant has an exercise price of $0.16 per common share and entitles its holder to purchase 15.58 common shares, as may be further adjusted.  The Conversion Ratio is subject to certain adjustments pursuant to the Statement of Designation of Rights, Preferences and Privileges of Series C Convertible Preferred Stock, or the Series C Statement of Designation.  For more information, please see the Series C Statement of Designation, which was filed as an exhibit to our Current Report on Form 6-K with the SEC on February 21, 2017. Any summary of the terms of the Series C Convertible Preferred Stock and its Conversion Ratio provided in this prospectus is qualified in its entirety by reference to the Series C Statement of Designation.

Our common stock is currently listed on the Nasdaq Capital Market under the symbol "TOPS." On May 2, 2017, the reported closing price per share of our common stock was $0.216.

Investing in our securities involves certain risks. See risk factors beginning on page 6 of this prospectus for a discussion of information that should be considered in connection with an investment in our common shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

TABLE OF CONTENTS

PROSPECTUS SUMMARY	1
THE OFFERING	5
RISK FACTORS	6
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	9
USE OF PROCEEDS	10
DIVIDEND POLICY	11
CAPITALIZATION	12
DILUTION	14
DESCRIPTION OF CAPITAL STOCK	15
DESCRIPTION OF WARRANTS	26
PLAN OF DISTRIBUTION	28
MARSHALL ISLANDS COMPANY CONSIDERATIONS	29
TAXATION	32
OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION	34
LEGAL MATTERS	34
EXPERTS	34
ENFORCEABILITY OF CIVIL LIABILITIES	34
WHERE YOU CAN FIND ADDITIONAL INFORMATION	34

You should rely only on information contained in this prospectus. We have not authorized anyone to give any information or to make any representations other than those contained in this prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is not an offer to sell, and it is not soliciting an offer to buy, (1) any securities other than our common shares and Warrants or (2) our common shares and Warrants in any circumstances in which such an offer or solicitation is unlawful. The information contained in this prospectus may change after the date of this prospectus. Do not assume after the date of this prospectus that the information contained in this prospectus is still correct. Information contained on our website, www.topships.org, does not constitute part of this prospectus.

PROSPECTUS SUMMARY

This section summarizes some of the information that is contained in this prospectus. As an investor or prospective investor, you should review carefully the more detailed information that appears later in this prospectus and the information incorporated by reference in this prospectus.

Unless the context otherwise requires, as used in this prospectus, the terms "Company," "we," "us," and "our" refer to TOP SHIPS INC. and all of its subsidiaries. We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. Our reporting currency is in the U.S. dollar and all references in this prospectus to "$" or "dollars" are to U.S. dollars. Throughout this prospectus, the conversion from Euros to U.S. dollars is based on the U.S. dollar/Euro exchange rate of 1.054 as of December 31, 2016, unless otherwise specified.

Our Company

We are an international owner and operator of modern, fuel efficient eco medium range, or MR, tanker vessels focusing on the transportation of crude oil, petroleum products (clean and dirty) and bulk liquid chemicals. As of the date of this prospectus, our fleet consists of two chartered-in 49,737 dwt product/chemical tankers vessels, the M/T Stenaweco Energy and the M/T Stenaweco Evolution, two 39,208 dwt product/chemical tankers vessels, the M/T Eco Fleet and the M/T Eco Revolution, and two 49,737 dwt product/chemical tankers, the M/T Stenaweco Excellence and M/T Nord Valiant. We also own a 49% interest in a corporation that owns a 50,118 dwt product/chemical tanker, the M/T Stenaweco Elegance, and 49% interests in two corporations that each own a 50,000 dwt newbuilding product/chemical scheduled for delivery from Hyundai Mipo Dockyard Co., Ltd., or Hyundai, in January 2018 and April 2018, respectively. In addition we acquired from Lax Trust, a 100% ownership interest in Astarte International Inc., a Marshall Islands corporation, or Astarte. Astarte is currently a party to a newbuilding contract for the construction of Hull No 2648, a 50,000 dwt newbuilding product/chemical scheduled for delivery from Hyundai in July 2018.

We intend to continue to review the market in order to identify potential acquisition targets on accretive terms.

We believe we have established a reputation in the international ocean transport industry for operating and maintaining vessels with high standards of performance, reliability and safety. We have assembled a management team comprised of executives who have extensive experience operating large and diversified fleets of tankers and who have strong ties to a number of national, regional and international oil companies, charterers and traders.

The Fleet

The following tables present our fleet list as of the date of this prospectus:

Chartered-in fleet:

Name	Deadweight	Charterer	Charter Duration	Expiry of Firm Charter Period	Gross Rate fixed period/ options*
M/T Stenaweco Energy	49,737	Stena Weco A/S	5.5+1+1 years	February 2020	$16,500** / $17,350 / $18,100
M/T Stenaweco Evolution	49,737	Stena Weco A/S	5+1+1 years	April 2020	$16,200*** / $17,200 / $18,000

*	Options may be exercised at the charterer's option.

**	$14,600 commencing from January 1, 2017 until June 30, 2018. Thereafter the rate will be $16,500 until February 25, 2020.

***	$14,600 commencing from May 1, 2017 until April 30, 2018. Thereafter the rate will be $16,200 from May 1, 2018 until April 3, 2019. From April 4, 2019 to April 4, 2020 the rate will be $16,350.

Operating fleet*:

Name	Deadweight	Charterer	Charter Duration	Expiry of Firm Charter Period	Gross Rate fixed period/ options**
M/T Eco Fleet	39,208	BP Shipping Limited	3+1+1 years	July 2018	$15,200 / $16,000 / $16,750
M/T Eco Revolution	39,208	BP Shipping Limited	3+1+1 years	January 2019	$15,200 / $16,000 / $16,750
M/T Stenaweco Excellence	49,737	Stena Weco A/S	3+1+1 years	May 2019	$16,200 / $17,200 / $18,000
M/T Nord Valiant	49,737	DS Norden A/S	5+1+1 years	August 2021	$16,800 / $17,600 / $18,400

*
We have also acquired, through our wholly-owned subsidiary, a 49% ownership interest in Eco Seven Inc., or Eco Seven. Eco Seven currently owns the M/T Stenaweco Elegance, a 50,118 dwt product/chemical tanker that was delivered from Hyundai on February 28, 2017. Eco Seven is also a party to a time charter agreement that commenced upon the vessel's delivery at a rate of $16,500 per day for the first three years, and at the charterer's option, $17,500 for the first optional year and $18,500 for the second optional year.  For more information, please see "Item 4. Information on the Company—A. History and Development of the Company—Recent Developments" from our Annual Report on Form 20-F for the year ended December 31, 2016.

**          Options may be exercised at the charterer's option.

We have also acquired, through our wholly-owned subsidiaries, 49% ownership interests in Eco Nine Inc., a Marshall Islands corporation, or Eco Nine, and City of Athens Inc., a Marshall Islands corporation, or City of Athens, respectively. Both Eco Nine and City of Athens were wholly-owned subsidiaries of the Lax Trust, an irrevocable trust established for the benefit of certain family members of Mr. Evangelos Pistiolis, our President, Chief Executive Officer and Director, or the Lax Trust. Eco Nine is currently a party to a newbuilding contract for the construction of Hull No S-444, a 50,000 dwt newbuilding product/chemical scheduled for delivery from Hyundai in April 2018.  City of Athens is currently a party to a newbuilding contract for the construction of Hull No S-443, a 50,000 dwt newbuilding product/chemical scheduled for delivery from Hyundai in January 2018. In addition we acquired from the Lax Trust, a 100% ownership interest in Astarte International Inc., a Marshall Islands corporation, or Astarte. Astarte is currently a party to a newbuilding contract for the construction of Hull No 2648, a 50,000 dwt newbuilding product/chemical scheduled for delivery from Hyundai in July 2018. For more information, please see "—Recent Developments" below.

Recent Developments

From February 2 to May 3, 2017, we sold an aggregate of 26,646,482 shares of our common stock to Kalani Investments Limited, or Kalani, pursuant to a common stock purchase agreement dated February 2, 2017, as thereafter amended, or the Purchase Agreement, between the Company and Kalani, resulting in aggregate gross proceeds to the Company of $18.5 million. We have also issued, in accordance with the terms of the Purchase Agreement, an aggregate of 1,088,499 shares as commitment fees to Kalani as consideration for entering into the Purchase Agreement. During this time the Purchase Agreement was amended four times in order to increase the amount of the offering and the commitment fee.

On March 22, 2017, we entered into a note purchase agreement and issued a $5.0 million 4% Original Issue Discount Promissory Note to Kalani for cash consideration of $4.8 million, with a mandatory redemption no later than October 7, 2017. As of May 3, 2017, the balance on this promissory note is $1.2 million. In relation to the 6% Original Issue Discount Promissory Note to Kalani issued on February 6, 2017, the balance as of May 3, 2017 has been reduced to $0.5 million.

On March 27, 2017, pursuant to the management agreement between the Company and Central Shipping Monaco SAM, a related party affiliated with the family of Mr. Evangelos J. Pistiolis, our President, Chief Executive Officer and Director, our board of directors granted to Central Shipping Monaco SAM a $1.25 million cash performance fee for its dedication and provision to the Company of high quality ship management and newbuilding supervision services during 2016.

On March 27, 2017, our board of directors granted to our executive officers an aggregate cash bonus of $1.5 million in consideration of the successful completion of the Company's newbuilding program in 2016.

On March 28, 2017, we entered into a note purchase agreement and issued an unsecured promissory note to Kalani in the principal amount of $10 million for cash consideration of $10 million, with a mandatory redemption no later than August 25, 2017.  As of May 3, 2017, the balance under this promissory note is $4.5 million.

On March 30, 2017, we, through our wholly-owned subsidiary Style Maritime Ltd., acquired another 9% ownership interest in Eco Seven from Malibu Shipmanagement Co., a Marshall Islands corporation and wholly-owned subsidiary of the Lax Trust, for an aggregate purchase price of $1.5 million, or the Eco Seven Extended Transaction. Pursuant to the Eco Seven Extended Transaction, our ownership interest in Eco Seven increased to 49%. Eco Seven currently owns the M/T Stenaweco Elegance, a 50,118 dwt product/chemical tanker that was delivered from Hyundai on February 28, 2017.

On March 30, 2017, we, through our wholly-owned subsidiary, Lyndon International Co., acquired a 49% ownership interest in City of Athens from Fly Free Company, a Marshall Islands corporation and wholly-owned subsidiary of the Lax Trust, for an aggregate purchase price of $4.2 million, or the City of Athens Transaction. City of Athens is currently a party to a newbuilding contract for the construction of Hull No S-443, a 50,000 dwt newbuilding product/chemical scheduled for delivery from Hyundai in January 2018.

On March 30, 2017, we, through our wholly-owned subsidiary, Gramos Shipping Company Co., acquired a 49% ownership interest in Eco Nine from Maxima International Co., a Marshall Islands corporation and wholly-owned subsidiary of the Lax Trust, for an aggregate purchase price of $3.5 million, or the Eco Nine Transaction.  Eco Nine is currently a party to a newbuilding contract for the construction of Hull No S-444, a 50,000 dwt newbuilding product/chemical scheduled for delivery from Hyundai in April 2018.

On April 5, 2017, we entered into a note purchase agreement and issued an unsecured promissory note to Kalani in the principal amount of $7.7 million for cash consideration of $7.7 million, with a mandatory redemption no later than September 4, 2017.  As of May 3, 2017, the balance under this promissory note is $1.7 million.

During April 2017, NORD/LB, as defined below, agreed to provide us with a waiver until the end of 2017 for the breach of the loan covenant that requires that any member of the family of Mr. Evangelos Pistiolis, our President, Chairman and Chief Executive Officer, maintains an ownership interest (either directly and/or indirectly through companies beneficially owned by any member of the Pistiolis family and/or trusts or foundations of which any member of the Pistiolis family are beneficiaries) of 20% of our issued and outstanding common shares.

On April 21, 2017 we were informed by ABN AMRO, as defined below, that we are currently in breach of the loan covenant that requires that any member of the family of Mr. Evangelos Pistiolis, our President, Chairman and Chief Executive Officer, maintains an ownership interest (either directly and/or indirectly through companies beneficially owned by any member of the Pistiolis family and/or trusts or foundations of which any member of the Pistiolis family are beneficiaries) of 30% of our issued and outstanding common shares. We are currently exploring different options for remedying this breach and we will proceed with actions that we believe will remediate this breach. Our lender requested that either the family of Mr. Evangelos Pistiolis maintain an ownership interest of at least 30% of our issued and outstanding common shares or maintain a voting rights interest of above 50%. In order to regain compliance with the loan covenant, the Board authorized the Company on April 27, 2017 to create a new class of non-convertible preferred shares and grant 100,000 of these preferred shares to the Pistiolis family, which will contain one thousand (1,000) votes per share, or the Series D Preferred Shares. The Series D Preferred Shares will have no dividend or other economic rights and will be non-transferable and must be held by Mr. Pistiolis or his family.

On April 26, 2017, we acquired a 100% ownership interest in Astarte from Indigo Maritime Ltd, a Marshall Islands corporation and wholly-owned subsidiary of the Lax Trust, for an aggregate purchase price of $6 million, or the Astarte Transaction. Astarte is currently a party to a newbuilding contract for the construction of Hull No 2648, a 50,000 dwt newbuilding product/chemical scheduled for delivery from Hyundai in July 2018.

The Eco Seven Extended Transaction, the City of Athens Transaction the Astarte Transaction and the Eco Nine Transaction were approved by a special committee of our board of directors, or the Transaction Committee, of which the majority of the directors were independent. In the course of its deliberations, the Transaction Committee hired and obtained a fairness opinion from an independent financial advisor.

Corporate Structure

Our predecessor, Ocean Holdings Inc., was formed as a corporation in January 2000 under the laws of the Republic of the Marshall Islands and renamed Top Tankers Inc. in May 2004. In December 2007, Top Tankers Inc. was renamed Top Ships Inc.

Our common stock is currently listed on the Nasdaq Capital Market under the symbol "TOPS." The current address of our principal executive office is 1 Vasilisis Sofias and Megalou Alexandrou Str, 15124 Maroussi, Greece. The telephone number of our registered office is +30 210 812 8000. Our corporate website address is www.topships.org. The information contained on our website does not constitute part of this prospectus.

Risk Factors

We face a number of risks associated with our business and industry and must overcome a variety of challenges to utilize our strengths and implement our business strategy. These risks include, among others, inability to finance newbuilding and other capital projects; inability to successfully employ our vessels; changes in the international shipping market, including supply and demand, charter hire and utilization rates, and commodity prices; increased costs of compliance with regulations affecting the international shipping industry; a downturn in the global economy; hazards inherent in the international shipping industry and marine operations resulting in liability for personal injury or loss of life, damage to or destruction of property and equipment, pollution or environmental damage; and inability to comply with loan covenants.

This is not a comprehensive list of risks to which we are subject, and you should carefully consider all the information in this prospectus in connection with your ownership of our common shares and Warrants. In particular, we urge you to carefully consider the risk factors set forth in the section of this prospectus entitled "Risk Factors" beginning on page 6.

THE OFFERING

Securities offered by us
Up to 2,977,715 common shares may be issuable from time to time upon exercise of 191,124 Warrants, as may be further adjusted.  The Warrants expire on June 11, 2019.  Each Warrant has an exercise price of $0.37 per common share and each Warrant entitles the holder to purchase 6.74 common shares, as may be further adjusted.  Pursuant to the terms of the Warrants, holders have the right, but not the obligation, to, in any exercise of Warrants, to use the Conversion Ratio and purchase such proportionate number of common shares based on the variable price in effect on the date of exercise.  If using the Conversion Ratio, as of May 3, 2017, each Warrant has an exercise price of $0.16 per common share and entitles its holder to purchase 15.58 common shares, as may be further adjusted.  The Conversion Ratio is subject to certain adjustments pursuant to the Series C Statement of Designation.  For more information, please see the Series C Statement of Designation, which was filed as an exhibit to our Current Report on Form 6-K with the SEC on February 21, 2017. Any summary of the terms of the Series C Convertible Preferred Stock and its Conversion Ratio provided in this prospectus is qualified in its entirety by reference to the Series C Statement of Designation.

Common shares to be outstanding immediately after this offering	38,680,431 shares of our common stock if all of the 2,977,715 common shares are issued upon the exercise of approximately 191,124 Warrants at their current exercise price.

Use of proceeds
The net proceeds if warrant holders, as of the date of this prospectus, exercise 191,124 Warrants that will result in the issuance of all of the 2,977,715 common shares will be approximately $0.4 million; however, we are unable to predict the timing or amount of potential Warrant exercises.  As such we have not allocated any proceeds of such exercises to any particular purpose. Accordingly, all such proceeds will be used for general corporate purposes and working capital. It is possible that some or all of the Warrants may expire and may never be exercised.

Please see "Use of Proceeds."

Listing	Our common shares are listed for trading on the Nasdaq Capital Market under the symbol "TOPS."

Risk Factors
Investing in our Warrants and common shares involves substantial risk. You should carefully consider all of the information in this prospectus and any information incorporated by reference prior to investing in our common shares. In particular, we urge you to consider carefully the factors set forth in the section of this prospectus entitled "Risk Factors" beginning on page 6.

Unless we indicate otherwise, all information in this prospectus is based upon 35,702,716 common shares issued and outstanding as of May 3, 2017.

RISK FACTORS

An investment in our common shares and Warrants involves risks and uncertainties. You should carefully consider the risks described below, as well as the other information included in this prospectus before deciding to invest in our common shares. Please also refer to the additional risk factors identified in our annual report on Form 20-F for the year ended December 31, 2016, filed with the SEC on March 14, 2017 and other documents of the Company incorporated by reference into this prospectus.

RISKS RELATING TO THE COMPANY

Due to the recent issuances and sales of our common shares we may not be in compliance with the covenants contained in our secured credit facilities and were recently informed that we are currently in breach of a covenant.

Our secured credit facility for $64.4 million with ABN Amro Bank N.V. ("ABN Amro") and our secured credit facility for $23.2 million with Norddeutsche Landesbank Girozentrale ("NORD/LB"), or our Secured Credit Facilities, each require that any member of the family of Mr. Evangelos Pistiolis, our President, Chairman and Chief Executive Officer, maintain an ownership interest (either directly and/or indirectly through companies beneficially owned by any member of the Pistiolis family and/or trusts or foundations of which any member of the Pistiolis family are beneficiaries) of 30% and 20% of our issued and outstanding common shares, respectively. As of the latest Schedule 13D/A filed by the Lax Trust and other related parties, the members of Mr. Pistiolis' family may be deemed to beneficially own, via the Lax Trust, 3,436,551 of our common shares or, upon exercise by Lax Trust of Warrants held by Race Navigation Inc. and upon the conversion into our common shares of the outstanding principal of the convertible loan between the Company and Family Trading Inc., 11,514,051 of our common shares, which is approximately 9.6% or 26.3% of our issued and outstanding common shares, respectively.

While NORD/LB has agreed to provide a waiver for the breach of this covenant until the end of 2017, we were also recently informed by ABN Amro that we are currently in breach of the covenant described above and in order to remedy the breach of the loan covenant with ABN AMRO, we have received authorization from our Board to issue the Series D Preferred Shares. If we do not cure such breach or such breach is not waived or modified by our lenders, then such breach may provide our lenders with the right to accelerate our indebtedness and foreclose their liens on our assets securing the credit facilities, which would impair our ability to continue to conduct our business. In addition our lenders may among other things, require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, and sell vessels in our fleet.

Furthermore, certain of our debt agreements, sale and leaseback agreements and preferred share agreements contain cross-default provisions that may be triggered by a default under one of our other debt agreements. A cross default provision means that a default on one loan would result in a default on certain of our other loans. The occurrence of any event of default, or our inability to obtain a waiver from our lenders in the event of a default, could result in certain or all of our indebtedness being accelerated or the foreclosure of the liens on our vessels by our lenders as described above. If our secured indebtedness is accelerated in full or in part, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels and other assets securing our credit facilities if our lenders foreclose their liens, which would adversely affect our ability to conduct our business.

Moreover, in connection with any waivers of or amendments to our credit facilities that we may obtain in the future, our lenders may impose additional operating and financial restrictions on us or modify the terms of our existing credit facilities. These restrictions may further restrict our ability to, among other things, pay dividends, make capital expenditures or incur additional indebtedness, including through the issuance of guarantees. Our lenders may also require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness.

Newbuilding projects are subject to risks that could cause delays.

As of the date of this prospectus, we own 49% interests in two corporations that are parties to shipbuilding contracts for two newbuilding vessels scheduled to be delivered from Hyundai in the first and second quarters of 2018, respectively.  See "Prospectus Summary—Recent Developments." Newbuilding construction projects are subject to risks of delay inherent in any large construction project caused by numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, design or engineering changes and work stoppages and other labor disputes, adverse weather conditions, bankruptcy or other financial crisis of the shipyard, a backlog of orders at the shipyard, or any other events of force majeure. A shipyard's failure to complete the project on time may result in the delay of revenue from the vessel. Any such failure or delay could have a material adverse effect on our operating results as we will continue to incur other costs to operate our business.

Our strategic relationships subject us to risks that could adversely affect our business, financial condition and results of operations.

We and Malibu Shipmanagement Co. own 49% and 51%, respectively, of Eco Seven Inc., a Marshall Islands corporation that owns a 50,118 dwt product/chemical tanker, the M/T Stenaweco Elegance.  We also own 49% of City of Athens Inc. and ECO Nine Inc., Marshall Islands corporations that are each a party to a newbuilding contract for a 50,000 dwt newbuilding product/chemical scheduled for delivery from Hyundai Mipo Dockyard Co., Ltd., or Hyundai, in January 2018 and April 2018, respectively. Fly Free Company and Maxima International Co. own the other 51% of City of Athens Inc. and ECO Nine Inc., respectively.  Malibu Shipmanagement Co., Fly Free Company and Maxima International Co. are wholly-owned subsidiaries of the Lax Trust.

These strategic relationships are subject to various risks that could adversely affect the value of our investments and our results of operations and financial condition. These risks include, but are not limited to, the following:

•
our interests could diverge from our partners' interests or we may not agree with our strategic partners on ongoing activities or on the amount, timing or nature of further investments in the relationship;

•	our control over the operations of Eco Seven Inc., City of Athens Inc. and ECO Nine Inc. is limited, especially because we have a minority interest in the strategic arrangements;
•	due to financial constraints, our strategic partners may be unable to meet their commitments to us;
•	due to differing long-term business goals, our partners may decide not to join us in funding capital investment by our business ventures, which may result in higher levels of cash expenditures by us;
•	we may experience difficulties or delays in collecting amounts due to us from our strategic partners;
•	the terms of our arrangements may turn out to be unfavorable; and
•	changes in tax, legal or regulatory requirements may necessitate changes in the agreements with our strategic partners.

Further, in spite of performing customary due diligence prior to entering into the aforementioned strategic relationships, we cannot guarantee full disclosure of prior acts or omissions of the sellers or those with whom we enter into strategic arrangements. If our strategic relationships are unsuccessful or there are unanticipated changes in, or termination of, our strategic relationships, our business, results of operations and financial condition may be adversely affected.

RISKS RELATING TO OUR COMMON SHARES AND WARRANTS AND TO THE OFFERING

Holders of our Warrants have no rights as a shareholder until such holders exercise their Warrants and acquire our common shares.

Until you acquire our common shares upon exercise of your Warrants, you have no rights with respect to the common shares underlying such Warrants. Upon exercise of your Warrants, you will be entitled to exercise the rights of a shareholder only as to matters of which the record date occurs after the exercise date. The Warrants do not confer any rights of common share ownership on their holders, such as voting rights or the right to receive dividends, but rather merely represent the right to acquire common shares for a limited period of time. Specifically, each Warrant currently has an exercise price of $0.37 per common share and entitles its holder to purchase 6.74 common shares, as may be further adjusted, for up to five years from the date of issuance, after which date any unexercised Warrants will expire and have no further value. Pursuant to the terms of the Warrants, holders have the right, but not the obligation, to, in any exercise of Warrants, to use the Conversion Ratio and purchase such proportionate number of common shares based on the variable price in effect on the date of exercise.  If using the Conversion Ratio, as of May 3, 2017, each Warrant has an exercise price of $0.16 per common share and entitles its holder to purchase 15.58 common shares, as may be further adjusted.  The Conversion Ratio is subject to certain adjustments pursuant to the Series C Statement of Designation.  For more information, please see the Series C Statement of Designation, which was filed as an exhibit to our Current Report on Form 6-K with the SEC on February 21, 2017. Any summary of the terms of the Series C Convertible Preferred Stock and its Conversion Ratio is qualified in its entirety by reference to the Series C Statement of Designation.

There is no public market for the Warrants.

The Warrants issued in the Offering are not listed for trading on any stock exchange. There is no established public trading market for the Warrants and we do not expect a market to develop. Without an active market, the liquidity of the Warrants is and will be limited. Further, the existence of the Warrants may act to reduce both the trading volume and the trading price of our common shares.

We may issue additional common shares or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of our common shares.

We have authorized 1,000,000,000 common shares for issuance, and 35,702,716 shares are issued and outstanding as of May3, 2017. We may issue additional common shares or exercise warrants into common shares  or other equity securities of equal or senior rank in the future in connection with, among other things, future vessel acquisitions, repayment of outstanding indebtedness or our equity incentive plan, without shareholder approval, in a number of circumstances. Our existing shareholders may experience significant dilution if we issue shares in the future at prices significantly below the price at which previous shareholders invested.

Our issuance of additional common shares or other equity securities of equal or senior rank could have the following additional effects:

•	our existing shareholders' proportionate ownership interest in us will decrease;

•	decrease our earnings per share if we become profitable;

•	the amount of cash available for dividends payable on our common shares may decrease;

•	the relative voting strength of each previously outstanding common share may be diminished; and

•	the market price of our common shares may decline.

In addition, future sales of our common shares or other securities in the public markets, or the perception that these sales may occur, could cause the market price of our common shares to decline, and could materially impair our ability to raise capital through the sale of additional securities.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes "forward-looking statements," as defined by U.S. federal securities laws, with respect to our financial condition, results of operations and business and our expectations or beliefs concerning future events. Words such as, but not limited to, "believe," "expect," "anticipate," "estimate," "intend," "plan," "targets," "projects," "likely," "will," "would," "could" and similar expressions or phrases may identify forward-looking statements.

All forward-looking statements involve risks and uncertainties. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results.

The forward-looking statements in this prospectus are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies, which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these assumptions and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the shipping market, including the effect of changes in the Organization of the Petroleum Exporting Countries' petroleum production levels and worldwide oil consumption and storage, changes in regulatory requirements affecting vessel operations, changes in Top Ships Inc.'s operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, changes in the price of our capital investments, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists, and other important factors described from time to time in the reports filed by us with the SEC.

See the section entitled "Risk Factors," beginning on page 6, for a more complete discussion of these risks and uncertainties and for other risks and uncertainties. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

USE OF PROCEEDS

The net proceeds if all of the 2,977,715 common shares are issued upon the exercise of 191,124 Warrants, as of the date of this prospectus, will be approximately $0.4 million, based on an issue price of $0.16 per Warrant share; however, we are unable to predict the timing or amount of potential Warrant exercises.  As such we have not allocated any proceeds of such exercises to any particular purpose. Accordingly, all such proceeds will be used for general corporate purposes and working capital. It is possible that some or all of the Warrants may expire and may never be exercised.

DIVIDEND POLICY

The declaration and payment of any future dividends shall remain subject to the discretion of the Board of Directors and shall be based on general market and other conditions including our earnings, financial strength and cash requirements and availability, restrictions in our loan agreements, the provisions of Marshall Islands law affecting the payment of distributions to shareholders and other factors.

Further, our Secured Credit Facilities restrict us and our shipowning companies from paying dividends if such a payment would result in an event of default or in a breach of covenants under the loan agreement.  Likewise, pursuant to the Series C Statement of Designations and related documentation, we cannot pay cash dividends on any shares of our capital stock (other than on our Series C Convertible Preferred Shares) without the prior written consent of the investor named therein.

CAPITALIZATION

The following table sets forth our consolidated capitalization at December 31, 2016:

•	on an actual basis;

•	on an adjusted basis to give effect to the following transactions, which occurred during the period from January 1, 2017 to May3, 2017:

•	the issuance of 428,928 common shares upon the exercise of 274,265 2014 Warrants,

•
the issuance of 777,000 common shares as payment for accrued fees and interest of the credit facility with Family Trading Inc., a company affiliated with certain family members of Evangelos J. Pistiolis, our President, Chief Executive Officer and Director, or Family Trading,

•	the issuance of 999,756 common shares in connection with the conversion of 1,640 Series B Convertible Preferred Shares,

•
the issuance of 7,500 Series C Convertible Preferred Shares pursuant to the Securities Purchase Agreement we entered into on February 17, 2017 with an investor not affiliated with us, that resulted in net proceeds of $7.5 million and the issuance of 72,910 common shares as a commitment fee pursuant to this agreement entered into on February 17, 2017 with this non-affiliated investor,

•
The issuance of an aggregate of 26,646,482 shares of common shares under our registered equity line with Kalani, with aggregate gross proceeds of $18.5 million, the issuance of 1,088,499 common shares as commitment fees to Kalani and other issuance costs related to the transaction of $0.8 million,

•	$3.1 million of scheduled debt repayments under the ABN Amro and NORD/LB Senior Credit facilities,

•	the repayment of $4.0 million under the credit facility with Family Trading,

•	the issuance of a $3.5 million 6% Original Issue Discount Promissory Note on February 6, 2017 to Kalani for a consideration of $3.3 million of which $3.0 million has been settled,

•	the issuance of a $5.0 million 4% Original Issue Discount Promissory Note on March 22, 2017 to Kalani for a consideration of $4.8 million of which $3.8 million has been settled, and

•	the issuance of a $10 million Promissory Note on March 28, 2017 to Kalani for a consideration of $10 million of which $5.5 million has been settled.

•	the issuance of a $7.7 million Promissory Note on April 5, 2017 to Kalani for a consideration of $7.7 million of which $6 million has been settled.

•	on a further adjusted basis to give effect to:

•	the exercise of 191,124 of our Warrants at the current exercise price of $0.16, which would result in an issuance of 2,977,715 common shares

	As at December 31, 2016
(Expressed in thousands of U.S. Dollars, except number of shares and per share data)	Actual	As Adjusted	As Further Adjusted
Debt:(1)
Current portion of long term debt	7,995	15,472	15,472
Debt from related parties	4,085	54	54
Non-current portion of long term debt	72,459	69,310	69,310
Redeemable Preferred stock Series C (2)	-	7,388	7,388
Total debt	84,539	92,224	92,224
Mezzanine equity:
Preferred stock Series B, $0.01 par value; 2,106 shares issued and outstanding at December 31, 2016, 466 shares issued and outstanding at December 31, 2016 as adjusted and as further adjusted	1,741	385	385
Shareholders' equity:
Common stock, $0.01 par value; 1,000,000,000 shares authorized; 5,689,141 shares issued and outstanding at December 31, 2016, 35,702,716 shares issued and outstanding at December 31, 2016 as adjusted and 38,680,431 shares issued and outstanding at December 31, 2016 as further adjusted	57	357	387
Additional paid-in capital	328,705	350,215	350,558
Accumulated deficit	(283,241)	(283,241)	(283,241)
Total shareholders' equity	45,521	67,331	67,704
Total Shareholders' and Mezzanine equity	47,262	67,716	68,089
Total capitalization	131,801	159,940	160,313

(1)	Our long term indebtedness (both current and non-current portions), is secured by mortgages on our owned ships and is guaranteed by us. The related party indebtedness is unsecured.
(2)	7,500 shares issued and outstanding at December 31, 2016, as adjusted and as further adjusted.

DILUTION

Our net tangible book value as of December 31, 2016 was $38,670, or $6.80 per share. Net tangible book value per common share represents our total tangible assets less total liabilities or Total equity less intangible assets, divided by the number of shares of common stock outstanding as of December 31, 2016.

After giving effect to the issuance of 428,928 common shares upon the exercise of 274,265 Warrants, the issuance of 1,088,499 common shares as commitment fees, the issuance of 777,000 common shares as a settlement of accrued fees and interest, the issuance of  999,756 common shares upon conversion of Series B Convertible Preferred Shares and the issuance of  26,646,482 shares of common shares under our registered equity line with Kalani during the period January 1, 2017 to May 3, 2017 our net tangible book value per common share on an as adjusted basis as of December 31, 2016 would have been $1.66. Assuming the exercise of 191,124 warrants sold in the offering, at an exercise price of $0.16 per warrant share which would have resulted in 2,977,715 shares of common stock being issued, net tangible book value on an as further adjusted basis as of December 31, 2016, would have been $59,497; or $1.54 per common share. This represents an immediate decrease in net tangible book value of $0.12 per common share to existing stockholders of our Company and an immediate increase in the net tangible book value of $1.38 per common share to warrants exercised from this offering, as illustrated in the following table:

Exercise price per warrant	$0.16
Net tangible book value per common share as of December 31, 2016	$6.80
Net tangible book value per common share as of December 31, 2016 on an as adjusted basis to give effect to the transactions that occurred during the period from January 1, 2017 to May 3, 2017	$1.66
Decrease in net tangible book value per common share attributable to existing stockholders	$(0.12)
Adjusted net tangible book value per share as of December 31, 2016, after giving effect to the exercise of 191,124 warrants	$1. 54
Increase in net tangible book value per common share to holders of warrants exercised in this offering	$1.38

Computation of Net Tangible Book Value per Common Share
(U.S. Dollars in thousands, except share and per share information)

	Amount	Shares	Net Tangible Book Value per Common Share
Net tangible book value

Total equity	$47,262	5,689,141

Intangible assets	(8,592)
Net tangible book value as of December 31, 2016	$38,670	5,689,141	6.80

Total equity	$47,262	5,689,141
Share issuances as described in the as adjusted section of the Capitalization section	20,454	30,013,575
Intangible assets	(8,592)	-
Net tangible book value, on an as adjusted basis	$59,124	35,702,716	1.66

Assumed exercise of 191,124 warrants	373	2,977,715

Net tangible book value, on an as further adjusted basis	$59,497	38,680,431	1.54

DESCRIPTION OF CAPITAL STOCK

Purpose

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Marshall Islands Business Corporations Act, or BCA. Our Third Amended and Restated Articles of Incorporation and Amended and Restated By-Laws, as amended, do not impose any limitations on the ownership rights of our shareholders.

Authorized Capitalization

As of May 3, 2017, our authorized capital stock consists of 1,000,000,000 common shares, par value $0.01 per share, of which 35,702,716 shares were issued and outstanding as of May 3, 2017 and 20,000,000 preferred shares with par value of $0.01, of which 466 Series B Convertible Preferred Shares and 7,500 Series C Convertible Preferred Shares are issued and outstanding. Our Board of Directors has the authority to establish such series of preferred stock and with such designations, preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions as shall be stated in the resolution or resolutions providing for the issue of such preferred stock.

On September 14, 2016, we declared a dividend of one preferred share purchase right for each outstanding common share and adopted a shareholder rights plan, as set forth in a Stockholders Rights Agreement dated as of September 22, 2016, by and between us and Computershare Trust Company, N.A., as rights agent. For more information, please see "—Stockholders Rights Agreement" herein. In connection with the Stockholders Rights Agreement, we designated 1,000,000 shares as Series A Participating Preferred Stock, none of which are outstanding as of the date of this prospectus.

As of May 3, 2017, there were also (i) 2,399,141 warrants outstanding, with each warrant currently having an exercise price of $0.37 per common share and entitling its holder to purchase 6.74 common shares, as may be further adjusted and (ii) 300,000 representative warrants outstanding entitling their holders to purchase 30,000 shares at an exercise price of $25 per share, as may be further adjusted. Pursuant to the terms of the Warrants, holders have the right, but not the obligation, to, in any exercise of Warrants, to use the Conversion Ratio and purchase such proportionate number of common shares based on the variable price in effect on the date of exercise.  If using the Conversion Ratio, as of May 3, 2017, each Warrant has an exercise price of $0.16 per common share and entitles its holder to purchase 15.58 common shares, as may be further adjusted.  The Conversion Ratio is subject to certain adjustments pursuant to the Series C Statement of Designation. For more information, please see the Series C Statement of Designation, which was filed as an exhibit to our Current Report on Form 6-K with the SEC on February 21, 2017. Any summary of the terms of the Series C Convertible Preferred Stock and the Conversion Ratio provided in this prospectus are qualified in its entirety by reference to the Series C Statement of Designation.

Description of Series B Convertible Preferred Shares

On November 22, 2016, we completed a private placement of up to 3,160 Series B Convertible Preferred Shares for an aggregate principal amount of up to $3.0 million, or the Series B Transaction. YA II CD, Ltd, or Yorkville, purchased 1,579 Series B Convertible Preferred Shares at the initial closing of the Series B Transaction and 527 Series B Convertible Preferred Shares on November 28, 2016 for a total of $2.0 million. Yorkville waived the right to purchase any additional Series B Convertible Preferred Shares. The Series B Convertible Preferred Shares are convertible into common shares pursuant to the terms of Certificate of Designation of the Series B Convertible Preferred Shares.  The following description of the Series B Convertible Preferred Shares is subject to and qualified in its entirety by reference to the securities purchase agreement, Certificate of Designation of the Series B Convertible Preferred Shares and registration rights agreement entered into in connection with the Series B Transaction. Copies of the securities purchase agreement, Certificate of Designation of the Series B Convertible Preferred Shares and registration rights agreement have been filed as exhibits to our Current Report on Form 6-K with the SEC on November 23, 2016. The waiver agreement was filed as an exhibit to our Current Report on Form 6-K filed with the SEC on January 10, 2017. We suggest that you read the complete text of our securities purchase agreement, Certificate of Designation of the Series B Convertible Preferred Shares, registration rights agreement and the waiver agreement.

Conversion.  Each holder of Series B Convertible Preferred Shares, at any time and from time to time, has the right, subject to certain conditions, to convert all or any portion of the Series B Convertible Preferred Shares then held by such holder into our common shares at the conversion rate then in effect. Each Series B Convertible Preferred Share is convertible into the number of our common shares equal to the quotient of $1,000 plus any accrued and unpaid dividends divided by the lesser of the following two prices: (i) $2.80 and (ii) 85% of the lowest daily VWAP of the Company's common shares over the 10 consecutive trading days expiring on the trading day immediately prior to the date of delivery of a conversion notice, but in no event will the conversion price be less than $1.00.

Limitation on Beneficial Ownership. The Series B Convertible Preferred Shares may not be converted if, after giving effect to the conversion, a holder together with certain related parties would beneficially own in excess of 4.99% of our outstanding common shares. At each holder's option, the cap may be waived upon 61-days' prior notice to us.

Voting.  The holders of Series B Convertible Preferred Shares are entitled to such number of votes as is equal to the number of our common shares then issuable upon a conversion of each Series B Convertible Preferred Share (subject to the ownership limitation of 4.99%) on all matters submitted to a vote of the stockholders of the Company.  The holders of Series B Convertible Preferred Shares and the holders of our common shares shall vote together as one class on all matters submitted to a vote of shareholders of the Company. The holders of Series B Convertible Preferred Shares have no special voting rights and their consent shall not be required for taking any corporate action.

Distributions. Upon any liquidation, dissolution or winding up of the Company, the holders of Series B Convertible Preferred Shares shall be entitled to receive an aggregate amount equal to one thousand dollars ($1,000) per each Series B Convertible Preferred Share plus an amount equal to any accrued and unpaid dividends on each such Series B Convertible Preferred Share.

Redemption.  We at our option shall have the right to redeem a portion or all of the outstanding Series B Convertible Preferred Shares. We shall pay an amount equal to one thousand dollars ($1,000) per each Series B Convertible Preferred Share, or the Liquidation Amount, plus a redemption premium equal to twenty percent (20%) of the Liquidation Amount being redeemed, plus an amount equal to any accrued and unpaid dividends on such Preferred Shares (collectively referred to as the "Redemption Amount"). In order to make a redemption, we shall first provide 10 business days advanced written notice to the holders of our intention to make a redemption, or the Redemption Notice, setting forth the amount it desires to redeem. After receipt of the Redemption Notice, the holders shall have the right to elect to convert all or any portion of its Series B Convertible Preferred Shares. Upon the expiration of the 10 business day period, we shall deliver to each holder the Redemption Amount with respect to the amount redeemed after giving effect to conversions effected during the notice period.

The Series B Convertible Preferred Shares shall be subject to redemption in cash at the option of the holders thereof at any time after the occurrence and continuance of a Triggering Event, as defined in the Certificate of Designation of the Series B Convertible Preferred Shares incorporated herein by reference, in an amount equal to the Redemption Amount with respect to such Series B Convertible Preferred Shares. Such Preferred Shares shall be redeemed and the Redemption Amount shall be paid on a date that shall not be more than 10 business days following the date that written notice to us is given by a holder indicating the holder's intention to redeem such shares and the number of shares to be redeemed.

Dividends. The holders of outstanding Series B Convertible Preferred Shares shall be entitled to receive when, as and if declared by our board of directors out of funds legally available for the purpose, quarterly dividends payable in cash on the last day of January, April, July and October in each year (each such date being referred to herein as a "Quarterly Dividend Payment Date"), commencing on the first Quarterly Dividend Payment Date after a Triggering Event (as defined in the Certificate of Designation of the Series B Convertible Preferred Shares incorporated herein by reference) in an amount per share (rounded to the nearest cent) equal to eight percent (8%) per year of the liquidation amount of the then outstanding Series B Convertible Preferred Shares computed on the basis of a 365-day year and the actual days elapsed. A Triggering Event includes, among other things, certain bankruptcy proceedings commenced by us or our subsidiaries, the delisting of our common shares from Nasdaq, our failure to timely deliver common shares to Yorkville upon conversion of Series B Convertible Preferred Shares, our failure to pay cash upon redemption as provided in the Certificate of Designations of the Series B Convertible Preferred Shares, or our failure to observe or perform certain covenants of the Certificate of Designations of the Series B Convertible Preferred Shares or any Transaction document. The liquidation amount is $1,000 per each Series B Convertible Preferred Share. We shall declare a dividend or distribution on the Series B Convertible Preferred Shares as provided above immediately after each Quarterly Dividend Payment Date after a Triggering Event.

Accrued but unpaid dividends shall not bear interest. Dividends paid on the Series B Convertible Preferred Shares in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. Our board of directors may fix a record date for the determination of holders of Series B Convertible Preferred Shares entitled to receive payment of a dividend or distribution declared thereon, which record date shall be no more than 30 days prior to the date fixed for the payment thereof.

Ranking. All shares of Series B Convertible Preferred Stock shall rank senior to (i) all classes of our common stock and (ii) other class or series of our capital stock created after November 17, 2016.

Description of Series C Convertible Preferred Shares

On February 17, 2017, we completed a private placement of 7,500 Series C Convertible Preferred Shares for an aggregate principal amount of $7.5 million with a non-U.S. institutional investor. The following description of the Series C Convertible Preferred Shares is subject to and qualified in its entirety by reference to the Securities Purchase Agreement of Series C Convertible Preferred Shares and the Statement of Designation of the Series C Convertible Preferred Shares. Copies of the Securities Purchase Agreement of Series C Convertible Preferred Shares and Statement of Designation of the Series C Convertible Preferred Shares have been filed as exhibits to our Current Report on Form 6-K with the SEC on February 21, 2017. We suggest that you read the complete text of our Securities Purchase Agreement and Statement of Designation of the Series C Convertible Preferred Shares, which we have incorporated by reference to this registration statement.

Conversion.  Each holder of Series C Convertible Preferred Shares, at any time and from time to time, has the right, subject to certain conditions, to convert all or any portion of the Series C Convertible Preferred Shares then held by such holder into our common shares at the conversion rate then in effect. Each Series C Convertible Preferred Share is convertible at the lesser of the following two prices: (i) $3.75 and (ii) 75% of the lowest daily VWAP of the Company's common shares over the twenty-one (21) consecutive trading day period ending on the trading day immediately prior to such dated of determination, but in no event will the conversion price be less than $0.25.

Limitation on Beneficial Ownership. The Series C Convertible Preferred Shares may not be converted if, after giving effect to the conversion, a holder together with certain related parties would beneficially own in excess of 4.99% of our outstanding common shares. At each holder's option, the cap may be waived upon 61-days' prior notice to us.

Voting. The holders of Series C Convertible Preferred Shares shall have no voting rights, except as required by law and as expressly provided in the Series C Statement of Designation.

Distributions. Upon any liquidation, dissolution or winding up of the Company, the holders of Series C Convertible Preferred Shares shall be entitled to receive in cash out of the assets of the Company, whether from capital or from earnings available for distribution to its shareholders, before any amount shall be paid to the holders of any of shares of all capital stock of the Company issued after the issuance date of the Series C Convertible Preferred Shares, but pari passu with any stock of pari passu rank then outstanding, an amount per Preferred Share equal to the conversion amount thereof on the date of such payment and the amount per share such Holder would receive if such holder converted such Preferred Shares into common shares immediately prior to the date of such payment.

Redemption.  The Company at its option shall have the right to redeem all, but not less than all, of the outstanding Series C Convertible Preferred Shares. The Company shall pay an amount equal to 120% of the Conversion Amount being redeemed. In order to make a redemption, the Company shall deliver a written notice thereof to all, but not less than all, of the holders (the "Company Optional Redemption Notice" and the date all of the holders received such notice is referred to as the "Company Optional Redemption Notice Date").  The Company may deliver only one Company Optional Redemption Notice and such Company Optional Redemption Notice shall be irrevocable.  The Company Optional Redemption Notice shall (a) state the date on which the Company Optional Redemption shall occur (the "Company Optional Redemption Date") which date shall not be less than ninety (90) trading days nor more than one hundred (100) trading days following the date of the Company's Optional Redemption Notice Date, (b) certify that there has been no Equity Conditions Failure (as defined in the Series C Statement of Designation) and (c) state the aggregate Conversion Amount of the Preferred Shares which is being redeemed in such Company Optional Redemption from such holder and all of the other holders of the Series C Preferred Shares on the Company's Optional Redemption Notice Date.

The Series C Convertible Preferred Shares shall be subject to redemption in cash at the option of the holders thereof at any time after the occurrence and continuance of a Triggering Event, as defined in the Series C Statement of Designation, in an amount equal to the Redemption Amount with respect to such Series C Convertible Preferred Shares. Upon the occurrence of a Triggering Event, the Company shall within one (1) Business Day deliver written notice thereof (an "Triggering Event Notice") to each Holder.  Each of the Series C Convertible Preferred Shares subject to redemption by the Company pursuant a Triggering Event shall be redeemed by the Company at a price equal to the Triggering Event Price (as defined in the Series C Statement of Designation).

Further, subject to extension, at any time after the tenth business day before the anniversary of the issuance of the Series C Convertible Preferred Shares, the holders may require us to redeem all or any number of Series C Convertible Preferred Shares held by such holder at a purchase price equal to 100% of the conversion amount of such shares (subject to certain notice requirements).

Dividends. The holders of outstanding Series C Convertible Preferred Shares shall be entitled to receive when, as and if declared by our board of directors out of funds legally available for the purpose, quarterly dividends at a rate of 8% per annum payable in common shares on the first Trading Day of the applicable calendar month (each, a "Dividend Date") with the first Dividend Date being May 15, 2017, except that any dividend not paid in Common Shares due to an Equity Conditions Failure (as defined in the Series C Statement of Designation) shall be payable in cash. If a Dividend Date is not a Business Day, then the Dividend shall be due and payable on the Business Day immediately following such Dividend Date.

Ranking. All shares of the Series C Convertible Preferred Stock shall rank senior to (i) all classes of our common stock and (ii) any other class or series of our capital stock created after February 17, 2017.

Share History

Share Issuances

The common stock information has been restated to give effect to a 1-for-7 reverse stock split and 1-for-10 reverse stock split effected on April 21, 2014 and February 22, 2016, respectively.

Our predecessor, Ocean Holdings Inc., was formed as a corporation in January 2000 under the laws of the Republic of the Marshall Islands and renamed Top Tankers Inc. in May 2004. In December 2007, Top Tankers Inc. was renamed Top Ships Inc. Our common shares are currently listed on the Nasdaq Capital Market under the symbol "TOPS."

On March 19, 2014, we acquired five newbuilding vessels under construction, the M/T Stenaweco Evolution, the M/T Eco Fleet, the M/T Eco Revolution, M/T Stenaweco Excellence, and M/T Nord Valiant through share purchase agreements with their respective shipowning company which were affiliated with our President, Chief Executive Officer and Director, Evangelos J. Pistiolis and unrelated third parties for an aggregate purchase price of $43.3 million, paid as follows: $2.5 million in cash and $40.8 million in 583,321 newly-issued common shares, issued at $70.00 per share.

On June 11, 2014, we completed a public offering of 1,000,000 of our common shares and 5,000,000 warrants to purchase our common shares at $20.00 per common share and $0.00001 per warrant (one Warrant was originally given the right to purchase one common share). The Warrants had an exercise price of $25.00 per share, were exercisable immediately, and expire five years from the date of issuance. In addition, the underwriters partially exercised their overallotment option to purchase an additional 66,000 common shares and 330,000 Warrants to purchase our common shares. The underwriters also received as compensation representative warrants, or the Representative Warrants, to purchase 30,000 of our common shares at $25 per share. As of May 3, 2017, an aggregate of 2,930,859 Warrants have been exercised for a total issuance of 2,615,689 common shares. No Representative Warrants have been exercised to date.

On December 23, 2015, we entered into an agreement with Family Trading Inc., or Family Trading, a company affiliated with certain family members of Evangelos J. Pistiolis, our President, Chief Executive Officer and Director, pursuant to which Family Trading lent us up to $15 million under an unsecured revolving credit facility, or the Family Trading Facility, in order to fund our newbuilding program and working capital relating to our operating vessels. Family Trading also assumed the outstanding $3.8 million balance payable on the early termination of the bareboat charter for the M/T Delos. As consideration for the assumption of this liability, on January 12, 2016, we issued 1,355,816 of our common shares to Family Trading. The Family Trading Facility was amended on February 21, 2017, or the Amended Family Trading Credit Facility, in order to, among other things, allow us to remove any limitation in the use of funds drawn down under the facility, reduce the mandatory cash payment due under the facility when we raise capital through the issuance of certain securities, remove the revolving feature of the facility, and extend the facility for up to three years.

On February 25, 2016, we issued 68,674 restricted common shares to Sovereign Holdings Inc., a company that may be deemed to be owned by the Lax Trust, an irrevocable trust established for the benefit of certain family members of Evangelos J. Pistiolis, our President, Chief Executive Officer and Director for his performance and continuous effort, input and contribution to the Company.

On November 22, 2016, we completed a private placement of up to 3,160 Series B Convertible Preferred Shares for an aggregate principal amount of up to $3.0 million. Yorkville purchased 1,579 Series B Convertible Preferred Shares at the initial closing of the Series B Transaction and 527 Series B Convertible Preferred Shares on November 28, 2016 for a total consideration of $2.0 million and has waived the right to purchase any additional Series B Convertible Preferred Shares. As of May 3, 2017, we have issued 999,756 common shares in connection with the conversions of 1,640 Series B Convertible Preferred Shares.

On February 2, 2017, we launched a registered equity line for the sale of up to $3,099,367 of our common shares from time to time to Kalani over the next 21 months pursuant to the Purchase Agreement between us and Kalani dated February 2, 2017. In connection with the registered equity line, we issued 22,835 common shares registered under our Form F-3 registration statement as a commitment fee to Kalani representing the quotient of $46,491 (1.5% of $3,099,367) divided by $2.0360.  On March 17, 2017, we expanded the registered equity line to allow for the sale of up to $6,940,867 of our common shares from time to time to Kalani over the next 21 months pursuant to an amendment to the Purchase Agreement dated February 2, 2017, or the First Amendment.  In connection with the First Amendment, we issued 56,796 common shares as a commitment fee to Kalani representing the quotient of $58,500 (1.5% of $3,900,000) divided by $1.03. On March 27, 2017, we further expanded the registered equity line to allow for the sale of up to $12,540,867 of our common shares over the next 21 months to Kalani, or the Second Amendment.  In connection with the Second Amendment, we issued 81,614 common shares as a commitment fee to Kalani representing the quotient of $84,000 (1.5% of $5,600,000) divided by $1.0292.  On April 4, 2017, we further expanded the registered equity line to allow for the sale of up to $20,340,867 of our common shares over the next 21 months to Kalani, or the Third Amendment.  In connection with the Third Amendment, we issued 117,756 common shares as a commitment fee to Kalani representing the quotient of $117,000 (1.5% of $7,800,000) divided by $0.9936. On April 27, 2017, we further expanded the registered equity line to allow for the sale of up to $40,340,867 of our common shares over the next 21 months to Kalani, or the Fourth Amendment. In connection with the Fourth Amendment, we issued 809,498 common shares as a commitment fee to Kalani representing the quotient of $300,000 (1.5% of $20,000,000) divided by $0.3706. As of May 3, 2017, we have issued an aggregate of 26,646,482 common shares under the registered equity line for total gross proceeds of $18.5 million and 1,088,499 common shares as commitment fees to Kalani.

On February 17, 2017, we closed a private placement with a non-U.S. institutional investor for the sale of 7,500 newly issued Series C Convertible Preferred Shares, which are convertible into the Company's common shares, for $7.5 million pursuant to a securities purchase agreement, or the Series C Transaction. As part of the Series C Transaction we issued 72,910 common shares as a commitment fee to the investor representing the quotient of $112,500 (1.5% of the purchase price of $7.5 million) divided by $1.54298. As of May 3, 2017, we have not issued any common shares in connection with the conversions of Series C Convertible Preferred Shares.

On February 21 and 22, 2017, we issued an aggregate 777,000 common shares to Family Trading as payment for $1.2 million for accrued commitment fees, extension fees and interest outstanding under the Amended Family Trading Credit Facility.

Equity Incentive Plan

On April 15, 2015, our Board of Directors adopted the 2015 Stock Incentive Plan, or the 2015 Plan, under which our directors, officers, key employees as well as consultants and service providers may be granted non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalents, unrestricted stock and other-equity based-related awards. A total of 190,000 common shares were reserved for issuance under the 2015 Plan, which is administered by the Compensation Committee of the Board of Directors.

On April 15, 2015, we granted 183,000 restricted shares under the 2015 Plan to Central Mare Inc., a related party affiliated with the family of Evangelos J. Pistiolis, our President, Chief Executive Officer and Director. The shares vest equally over a period of eight years from the date of grant. The fair value of each share on the grant date was $10.90.

Shareholder Meetings

Under our Amended and Restated By-Laws, annual shareholder meetings will be held at a time and place selected by our Board of Directors. The meetings may be held in or outside of the Marshall Islands. Special meetings of the shareholders, unless otherwise prescribed by law, may be called for any purpose or purposes at any time exclusively by the Board of Directors. Notice of every annual and special meeting of shareholders shall be given at least 15 but not more than 60 days before such meeting to each shareholder of record entitled to vote thereat.

Directors

Our directors are elected by a plurality of the votes cast at a meeting of the shareholders by the holders of shares entitled to vote in the election. Our Third Amended and Restated Articles of Incorporation and Amended and Restated By-Laws prohibit cumulative voting in the election of directors.

The Board of Directors must consist of at least one member and not more than twelve, as fixed from time to time by the vote of not less than 66 2/3% of the entire board. Each director shall be elected to serve until the third succeeding annual meeting of shareholders and until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. The Board of Directors has the authority to fix the amounts which shall be payable to the members of our Board of Directors, and to members of any committee, for attendance at any meeting or for services rendered to us.

Classified Board

Our Amended and Restated Articles of Incorporation provide for the division of our Board of Directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered, three-year terms. Approximately one-third of our Board of Directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay shareholders who do not agree with the policies of the Board of Directors from removing a majority of the Board of Directors for two years.

Election and Removal

Our Third Amended and Restated Articles of Incorporation and Amended and Restated By-Laws require parties other than the Board of Directors to give advance written notice of nominations for the election of directors. Our Third Amended and Restated Articles of Incorporation provide that our directors may be removed only for cause and only upon the affirmative vote of the holders of at least 80% of the outstanding shares of our capital stock entitled to vote for those directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Dissenters' Rights of Appraisal and Payment

Under the BCA, our shareholders have the right to dissent from various corporate actions, including certain mergers or consolidations or sales of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares, subject to exceptions. For example, the right of a dissenting shareholder to receive payment of the fair value of his shares is not available if for the shares of any class or series of shares, which shares at the record date fixed to determine the shareholders entitled to receive notice of and vote at the meeting of shareholders to act upon the agreement of merger or consolidation, were either (1) listed on a securities exchange or admitted for trading on an interdealer quotation system or (2) held of record by more than 2,000 holders. In the event of any further amendment of the articles, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the High Court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange. The value of the shares of the dissenting shareholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.

Shareholders' Derivative Actions

Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates. On November 20, 2014, we amended our Amended and Restated By-Laws to provide that unless we consent in writing to the selection of alternative forum, the sole and exclusive forum for (i) any shareholders' derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company or the Company's shareholders, (iii) any action asserting a claim arising pursuant to any provision of the BCA, or (iv) any action asserting a claim governed by the internal affairs doctrine shall be the High Court of the Republic of the Marshall Islands, in all cases subject to the court's having personal jurisdiction over the indispensable parties named as defendants.

Anti-takeover Provisions of our Charter Documents

Several provisions of our Third Amended and Restated Articles of Incorporation and Amended and Restated By-Laws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our Board of Directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.

Business Combinations

Our Third Amended and Restated Articles of Incorporation include provisions which prohibit the Company from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the person became an interested shareholder, unless:

•
prior to the date of the transaction that resulted in the shareholder becoming an interested shareholder, the Board approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

•
upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced;

•
at or subsequent to the date of the transaction that resulted in the shareholder becoming an interested shareholder, the business combination is approved by the Board and authorized at an annual or special meeting of shareholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested shareholder; and

•	the shareholder became an interested shareholder prior to the consummation of the initial public offering.

Limited Actions by Shareholders

Our Third Amended and Restated Articles of Incorporation and our Amended and Restated By-Laws provide that any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders or by the unanimous written consent of our shareholders.

Our Third Amended and Restated Articles of Incorporation and our Amended and Restated By-Laws provide that only our Board of Directors may call special meetings of our shareholders and the business transacted at the special meeting is limited to the purposes stated in the notice. Accordingly, a shareholder may be prevented from calling a special meeting for shareholder consideration of a proposal over the opposition of our Board of Directors and shareholder consideration of a proposal may be delayed until the next annual meeting.

Blank Check Preferred Stock

Under the terms of our Third Amended and Restated Articles of Incorporation, our Board of Directors has authority, without any further vote or action by our shareholders, to issue up to 20,000,000 shares of blank check preferred stock. Our Board of Directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

Super-majority Required for Certain Amendments to Our By-Laws

On February 28, 2007, we amended our by-laws to require that amendments to certain provisions of our by-laws may be made when approved by a vote of not less than 66 2/3% of the entire Board of Directors. These provisions that require not less than 66 2/3% vote of the Board of Directors to be amended are provisions governing: the nature of business to be transacted at our annual meetings of shareholders, the calling of special meetings by our Board of Directors, any amendment to change the number of directors constituting our Board of Directors, the method by which our Board of Directors is elected, the nomination procedures of our Board of Directors, removal of our Board of Directors and the filling of vacancies on our Board of Directors.

Stockholders Rights Agreement

On September 14, 2016, our Board of Directors declared a dividend of one preferred share purchase right, or a Right, for each outstanding common share and adopted a shareholder rights plan, as set forth in the Stockholders Rights Agreement dated as of September 22, 2016, or the Rights Agreement, by and between the Company and Computershare Trust Company, N.A., as rights agent.

The Board adopted the Rights Agreement to protect shareholders from coercive or otherwise unfair takeover tactics. In general terms, it works by imposing a significant penalty upon any person or group that acquires 15% or more of our outstanding common shares without the approval of our Board of Directors. If a shareholder's beneficial ownership of our common shares as of the time of the public announcement of the rights plan and associated dividend declaration is at or above the applicable threshold, that shareholder's then-existing ownership percentage would be grandfathered, but the rights would become exercisable if at any time after such announcement, the shareholder increases its ownership percentage by 1% or more.

The Rights may have anti-takeover effects. The Rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our Board of Directors. As a result, the overall effect of the Rights may be to render more difficult or discourage any attempt to acquire us. Because our Board of Directors can approve a redemption of the Rights for a permitted offer, the Rights should not interfere with a merger or other business combination approved by our Board.

For those interested in the specific terms of the Rights Agreement, we provide the following summary description. Please note, however, that this description is only a summary, and is not complete, and should be read together with the entire Rights Agreement, which is an exhibit to the Form 8-A filed by us on September 22, 2016 and incorporated herein by reference. The foregoing description of the Rights Agreement is qualified in its entirety by reference to such exhibit.

The Rights. The Rights trade with, and are inseparable from, our common shares. The Rights are evidenced only by certificates that represent our common shares. New Rights will accompany any new common shares of the Company issued after October 5, 2016 until the Distribution Date described below.

Exercise Price. Each Right allows its holder to purchase from the Company one one-thousandth of a share of Series A Participating Preferred Stock, or a Series A Preferred Share, for $50.00, or the Exercise Price, once the Rights become exercisable. This portion of a Series A Preferred Share will give the shareholder approximately the same dividend, voting and liquidation rights as would one common share. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.

Exercisability. The Rights are not exercisable until ten days after the public announcement that a person or group has become an "Acquiring Person" by obtaining beneficial ownership of 15% or more of our outstanding common shares.

Certain synthetic interests in securities created by derivative positions — whether or not such interests are considered to be ownership of the underlying common shares or are reportable for purposes of Regulation 13D of the Securities Exchange Act of 1934, as amended— are treated as beneficial ownership of the number of our common shares equivalent to the economic exposure created by the derivative position, to the extent our actual common shares are directly or indirectly held by counterparties to the derivatives contracts. Swaps dealers unassociated with any control intent or intent to evade the purposes of the Rights Agreement are excepted from such imputed beneficial ownership.

For persons who, prior to the time of public announcement of the Rights Agreement, beneficially own 15% or more of our outstanding common shares, the Rights Agreement "grandfathers" their current level of ownership, so long as they do not purchase additional shares in excess of certain limitations.

The date when the Rights become exercisable is the "Distribution Date." Until that date, our common share certificates (or, in the case of uncertificated shares, by notations in the book-entry account system) will also evidence the Rights, and any transfer of our common shares will constitute a transfer of Rights. After that date, the Rights will separate from our common shares and will be evidenced by book-entry credits or by Rights certificates that the Company will mail to all eligible holders of our common shares. Any Rights held by an Acquiring Person are null and void and may not be exercised.

Series A Preferred Share Provisions

Each one one-thousandth of a Series A Preferred Share, if issued, will, among other things:

•	not be redeemable;

•
entitle holders to quarterly dividend payments in an amount per share equal to the aggregate per share amount of all cash dividends, and the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in our common shares or a subdivision of the our outstanding common shares (by reclassification or otherwise), declared on our common shares since the immediately preceding quarterly dividend payment date; and

•	entitle holders to one vote on all matters submitted to a vote of the shareholders of the Company.

The value of one one-thousandth interest in a Series A Preferred Share should approximate the value of one common share.

Consequences of a Person or Group Becoming an Acquiring Person.

Flip In.  If an Acquiring Person obtains beneficial ownership of 15% or more of our common shares, then each Right will entitle the holder thereof to purchase, for the Exercise Price, a number of our common shares (or, in certain circumstances, cash, property or other securities of the Company) having a then-current market value of twice the Exercise Price. However, the Rights are not exercisable following the occurrence of the foregoing event until such time as the Rights are no longer redeemable by the Company, as further described below.

Following the occurrence of an event set forth in preceding paragraph, all Rights that are or, under certain circumstances specified in the Rights Agreement, were beneficially owned by an Acquiring Person or certain of its transferees will be null and void.

Flip Over. If, after an Acquiring Person obtains 15% or more of our common shares, (i) the Company merges into another entity; (ii) an acquiring entity merges into the Company; or (iii) the Company sells or transfers 50% or more of its assets, cash flow or earning power, then each Right (except for Rights that have previously been voided as set forth above) will entitle the holder thereof to purchase, for the Exercise Price, a number of our common shares of the person engaging in the transaction having a then-current market value of twice the Exercise Price.

Notional Shares. Shares held by affiliates and associates of an Acquiring Person, including certain entities in which the Acquiring Person beneficially owns a majority of the equity securities, and Notional Common Shares (as defined in the Rights Agreement) held by counterparties to a Derivatives Contract (as defined in the Rights Agreement) with an Acquiring Person, will be deemed to be beneficially owned by the Acquiring Person.

Redemption. The Board may redeem the Rights for $0.01 per Right at any time before any person or group becomes an Acquiring Person. If the Board redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of the Rights will be to receive the redemption price of $0.01 per Right. The redemption price will be adjusted if the Company has a stock dividend or a stock split.

Exchange. After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of our outstanding common shares, the Board may extinguish the Rights by exchanging one common share or an equivalent security for each Right, other than Rights held by the Acquiring Person. In certain circumstances, the Company may elect to exchange the Rights for cash or other securities of the Company having a value approximately equal to one common share.

Expiration. The Rights expire on the earliest of (i) September 22, 2026; or (ii) the redemption or exchange of the Rights as described above.

Anti-Dilution Provisions. The Board may adjust the purchase price of the Series A Preferred Shares, the number of Series A Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, or a reclassification of the Series A Preferred Shares or our common shares. No adjustments to the Exercise Price of less than 1% will be made.

Amendments. The terms of the Rights and the Rights Agreement may be amended in any respect without the consent of the holders of the Rights on or prior to the Distribution Date. Thereafter, the terms of the Rights and the Rights Agreement may be amended without the consent of the holders of Rights, with certain exceptions, in order to (i) cure any ambiguities; (ii) correct or supplement any provision contained in the Rights Agreement that may be defective or inconsistent with any other provision therein; (iii) shorten or lengthen any time period pursuant to the Rights Agreement; or (iv) make changes that do not adversely affect the interests of holders of the Rights (other than an Acquiring Person or an affiliate or associate of an Acquiring Person).

Taxes. The distribution of Rights should not be taxable for federal income tax purposes. However, following an event that renders the Rights exercisable or upon redemption of the Rights, shareholders may recognize taxable income.

Transfer Agent

The registrar and transfer agent for our common shares is Computershare Trust Company, Inc.

Listing

Our common shares traded on the Nasdaq Capital Market under the symbol "TOPS."

DESCRIPTION OF WARRANTS

The following is a brief description of the Warrants issued in the Offering, which relate to the common shares being offered by this prospectus upon exercise of such Warrants. This summary does not purport to be complete in all respects. This description is subject to and qualified entirely by the terms of the form of the Warrant filed as an exhibit to the Registration Statement of which this prospectus is a part.

Exercisability

We issued 5,330,000 Warrants to investors on June 11, 2014, of which 2,399,141 Warrants are currently outstanding. The Warrants are exercisable immediately and at any time up to the date that is five years from the date of issuance. The Warrants are exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and payment in full for the number of our common shares purchased upon such exercise (except in the case of a cashless exercise as discussed below). Unless otherwise specified in the Warrant, the holder will not have the right to exercise any portion of the Warrant if the holder (together with its affiliates) would beneficially own in excess of 4.99% (subject to an increase or decrease by a holder to any other percentage not in excess of 9.99% upon 61 days' prior written notice to us and any such increase or decrease will apply only to the holder sending such notice and not to any other holder of Warrants) of the number of common shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Warrants.

Exercise Price

The current exercise price for each Warrant share is $0.37 per common share and the number of our common shares purchasable by each Warrant is 6.74 common shares. The exercise price of each Warrant is subject to adjustments pursuant to the terms of the Warrant (see the section entitled "Anti-Dilution Provisions").

Variable Rate Exercise

Pursuant to the terms of the Warrants, holders have the right, but not the obligation, to, in any exercise of Warrants, designate the variable price offered by us pursuant to an issued variable rate security and purchase such proportionate number of common shares based on the variable price in effect on the exercise date. We have issued Series C Convertible Preferred Stock, which is convertible at the lower of (i) $3.75 or (ii) 75% of the lowest daily volume weighted average price of the Company's common stock for any trading day during the twenty-one (21) consecutive trading day period ending on, and including, the trading day immediately prior to such date of determination (but in no event will the conversion price be lower than $0.25), subject to certain adjustments pursuant to the Statement of Designation of Rights, Preferences and Privileges of Series C Convertible Preferred Stock, or the Series C Statement of Designation, which is incorporated by reference to this registration statement of which this prospectus is a part.  This summary of the terms of the Series C Convertible Preferred Stock and its Conversion Ratio is qualified in its entirety by reference to the Series C Statement of Designation.  If using the variable exercise price of the Series C Convertible Preferred Stock, as of May 3, 2017, each Warrant has an exercise price of $0.16 per common share and entitles its holder to purchase 15.58 common shares, as may be further adjusted.

Cashless Exercise

In the event that common shares underlying the Warrants are no longer registered under the Securities Act of 1933, as amended, the holder may, in its sole discretion, exercise the Warrant in whole or in part and, in lieu of making cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, elect instead to receive upon such exercise the net number of common shares determined according to the formula set forth in the Warrant.

Transferability

Subject to applicable laws, the Warrants may be transferred at the option of the holders upon surrender of the Warrants to us together with the appropriate instruments of transfer.

Anti-Dilution Provisions

The exercise price and the number of shares issuable upon exercise are subject to adjustment in the event of sales of our common shares at a price per share less than the exercise price then in effect (or securities convertible or exercisable into common shares at a conversion or exercise price less than the exercise price then in effect). In addition, the exercise price and the number of shares issuable upon exercise are also subject to adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common shares, and also upon any distributions of assets, including cash, stock or other property to our shareholders.

Fundamental Transaction

Upon the consummation of a Fundamental Transaction (as defined in the Warrant), the holder of the Warrant will have the right to receive, upon exercise of the Warrant, the same amount and kind of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of shares then issuable upon exercise in full of the Warrant without regard to any limitations on exercise contained in the Warrant.

A "Fundamental Transaction" is defined under the Warrants as when (i) we or any of our subsidiaries shall directly or indirectly (1) consolidate or merge with or into any other entity other than a subsidiary of ours, or (2) sell, lease, license, other than for purposes of granting a security interest assign, transfer, convey or otherwise dispose of all or substantially all of our respective properties or assets to any other person or entity, or (3) allow any other entity to make a purchase, tender or exchange offer that is accepted by the holders of more than 50% of the outstanding shares of our voting stock or (4) consummate a stock or share purchase agreement or other business combination with any other entity whereby such other person or entity acquires more than 50% of the outstanding shares of our voting stock or (5) (I) reorganize, recapitalize or reclassify our common stock, or (II) effect or consummate a stock combination, reverse stock split or other similar transaction involving our common shares or (III) make any public announcement or disclosure with respect to any stock combination, reverse stock split or other similar transaction involving our common shares or (ii) any "person" or "group" (as these terms are used for purposes of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the rules and regulations promulgated thereunder) is or shall become the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of 50% of the aggregate ordinary voting power represented by our issued and outstanding voting stock of ours; provided, however, that this clause (ii) shall not apply with respect to any person or group who is the beneficial owner, directly or indirectly, of at least 50% of the aggregate voting power represented by our issued and outstanding voting stock as of the date of the issuance of the Warrant.

Rights as a Shareholder

Except as otherwise provided in the Warrants or by virtue of such holder's ownership of our common shares, the holder of a warrant does not have the rights or privileges of a holder of our common shares, including any voting rights, until the holder exercises the Warrant.

Currently, no public market exists for our Warrants. We do not intend to apply for the listing of the Warrants on any national securities exchange.

PLAN OF DISTRIBUTION

We will deliver shares of our common stock offered hereby upon exercise of 191,124 of the Warrants we issued on June 11, 2014. As of May 3, 2017, these Warrants are exercisable for a total of  2,977,715 common shares, which can be adjusted pursuant to the terms of the Warrants. We will not issue fractional shares upon exercise of the Warrants. Each of the Warrants contains instructions for exercise. In order to exercise any of the Warrants, the holder must deliver to us or our transfer agent the information required in the Warrants, along with payment for the exercise price of the shares to be purchased. We will then deliver shares of our common stock in the manner described above in the section titled "Description of Warrants."

MARSHALL ISLANDS COMPANY CONSIDERATIONS

Our corporate affairs are governed by our Third Amended and Restated Articles of Incorporation and our Amended and Restated Bylaws, as further amended, and by the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. While the BCA also provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Republic of The Marshall Islands and we cannot predict whether Marshall Islands courts would reach the same conclusions as courts in the United States. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction which has developed a substantial body of case law. The following table provides a comparison between the statutory provisions of the BCA and the Delaware General Corporation Law relating to shareholders' rights.

Marshall Islands	Delaware
Shareholder Meetings

Held at a time and place as designated in the bylaws.	May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors.
Special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the articles of incorporation or by the bylaws.	Special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

May be held within or without the Marshall Islands.	May be held within or without Delaware.
Notice:	Notice:

Whenever shareholders are required to take any action at a meeting, written notice of the meeting shall be given which shall state the place, date and hour of the meeting and, unless it is an annual meeting, indicate that it is being issued by or at the direction of the person calling the meeting.

Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.

A copy of the notice of any meeting shall be given personally or sent by mail not less than 15 nor more than 60 days before the meeting.	Written notice shall be given not less than 10 nor more than 60 days before the meeting.

Shareholders' Voting Rights

Any action required to be taken by a meeting of shareholders may be taken without meeting if consent is in writing and is signed by all the shareholders entitled to vote.
Any action required to be taken at a meeting of shareholders may be taken without a meeting if a consent for such action is in writing and is signed by shareholders having not fewer than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Any person authorized to vote may authorize another person or persons to act for him by proxy.	Any person authorized to vote may authorize another person or persons to act for him by proxy.

Marshall Islands	Delaware

Unless otherwise provided in the articles of incorporation or bylaws, a majority of shares entitled to vote constitutes a quorum. In no event shall a quorum consist of fewer than one-third of the shares entitled to vote at a meeting.

For stock corporations, the certificate of incorporation or bylaws may specify the number of shares required to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.

When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.	When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.

The articles of incorporation may provide for cumulative voting in the election of directors.	The certificate of incorporation may provide for cumulative voting in the election of directors.

Directors

The board of directors must consist of at least one member.	The board of directors must consist of at least one member.

The number of board members may be changed by an amendment to the bylaws, by the shareholders, or by action of the board under the specific provisions of a bylaw.
The number of board members shall be fixed by, or in a manner provided by, the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by an amendment to the certificate of incorporation.

If the board is authorized to change the number of directors, it can only do so by a majority of the entire board and so long as no decrease in the number shall shorten the term of any incumbent director.
If the number of directors is fixed by the certificate of incorporation, a change in the number shall be made only by an amendment of the certificate.

Marshall Islands	Delaware
Dissenters' Rights of Appraisal

Shareholders have a right to dissent from any plan of merger, consolidation or sale of all or substantially all assets not made in the usual course of business, and receive payment of the fair value of their shares, subject to exceptions.  For example, the right of a dissenting shareholder to receive payment of the fair value of his shares is not available if for the shares of any class or series of shares, which shares at the record date fixed to determine the shareholders entitled to receive notice of and vote at the meeting of shareholders to act upon the agreement of merger or consolidation, were either (1) listed on a securities exchange or admitted for trading on an interdealer quotation system or (2) held of record by more than 2,000 holders.

Appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation, subject to limited exceptions, such as a merger or consolidation of corporations listed on a national securities exchange in which listed stock is the offered consideration.

A holder of any adversely affected shares who does not vote on or consent in writing to an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:

Alters or abolishes any preferential right of any outstanding shares having preference; or

Creates, alters, or abolishes any provision or right in respect to the redemption of any outstanding shares; or

Alters or abolishes any preemptive right of such holder to acquire shares or other securities; or

Excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class.

Marshall Islands	Delaware
Shareholder's Derivative Actions

An action may be brought in the right of a corporation to procure a judgment in its favor, by a holder of shares or of voting trust certificates or of a beneficial interest in such shares or certificates. It shall be made to appear that the plaintiff is such a holder at the time of bringing the action and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law.

In any derivative suit instituted by a shareholder of a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder's stock thereafter devolved upon such shareholder by operation of law.

A complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board or the reasons for not making such effort.
Other requirements regarding derivative suits have been created by judicial decision, including that a shareholder may not bring a derivative suit unless he or she first demands that the corporation sue on its own behalf and that demand is refused (unless it is shown that such demand would have been futile).

Such action shall not be discontinued, compromised or settled, without the approval of the High Court of the Republic of The Marshall Islands.

Reasonable expenses including attorney's fees may be awarded if the action is successful.

A corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the shares have a value of less than $50,000.

TAXATION

The following is a discussion of the material Marshall Islands and U.S. federal income tax considerations relevant to a U.S. Holder and a Non-U.S. Holder, each as defined below, with respect to the Warrants and the common shares. This discussion does not purport to deal with the tax consequences of owning Warrants or common shares to all categories of investors, some of which, such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons holding our common shares as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for alternative minimum tax, persons who are investors in partnerships or other pass-through entities for U.S. federal income tax purposes, dealers in securities or currencies, U.S. Holders, as defined below, whose functional currency is not the U.S. dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common shares, may be subject to special rules. This discussion deals only with holders who acquire our common shares in connection with this offering and hold the common shares as a capital asset and who did not hold any of our shares during the year ended December 31, 2013. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or non-U.S. law of the ownership of the Warrants or our common shares. The following discussion of U.S. federal income tax matters is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, all of which are subject to change, possibly with retroactive effect.

Marshall Islands Tax Consequences

We are incorporated in the Republic of the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our shareholders or upon exercise, retirement, lapse, adjustment to exercise price, or other disposition of the Warrants.

Certain U.S. Federal Income Taxation of U.S. Holders

The discussion below is based, in part, on the description of our business as described in this prospectus and assumes that we conduct our business as described herein. Except as otherwise noted, this discussion is based on the assumption that we will not maintain an office or other fixed place of business within the United States. References in the following discussion to "we" and "us" are to TOP Ships Inc. and its subsidiaries on a consolidated basis.

As used herein, the term "U.S. Holder" means a beneficial owner of a Warrant or our common shares that is a U.S. citizen or resident, U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

Exercise of Warrants

Neither we nor a U.S. Holder of a Warrant will recognize gain or loss as a result of the U.S. Holder's receipt of our common stock upon exercise of a Warrant. A U.S. Holder's adjusted tax basis in the common shares received will be an amount equal to the sum of (i) the U.S. Holder's adjusted tax basis in the Warrant exercised plus (ii) the amount of the exercise price for the Warrant. If the Warrants lapse without exercise, the U.S. Holder will recognize capital loss in the amount equal to the U.S. Holder's adjusted tax basis in the Warrants. A U.S. Holder's holding period for common shares received upon exercise of a Warrant will commence on the date the Warrant is exercised.

Sale, Retirement or Other Taxable Disposition of Warrants

Upon the sale, retirement or other taxable disposition of a Warrant, the U.S. Holder will recognize gain or loss to the extent of the difference between the sum of the cash and the fair market value of any property received in exchange therefor and the U.S. Holder's tax basis in the Warrant. Any such gain or loss recognized by a holder upon the sale, retirement or other taxable disposition of a Warrant will be capital gain or loss and will be long-term capital gain or loss if the Warrant has been held for more than one year.

Certain Adjustments to the Exercise Price

The exercise price of a Warrant is subject to adjustment under certain circumstances. Certain adjustments to the exercise price of a Warrant may cause the U.S. Holder of the Warrant to receive a constructive or deemed distribution under Section 305 of the Code. For example, if an adjustment increases a proportionate interest of a U.S. Holder of a Warrant in the fully diluted common stock without proportionate adjustments to the holders of our common stock, the U.S. Holder of the Warrants may be treated as having received a constructive distribution, which may be taxable to the U.S. Holder as a dividend. A U.S. Holder of a Warrant should consult its tax advisor regarding the U.S. federal income tax implications of adjustments to the exercise price. For a general discussion of U.S. federal income tax treatment of distributions made by us, see the section titled "Item 10.—Additional Information—E. Taxation—U.S. Federal Income Taxation of U.S Holders" incorporated by reference here from our Annual Report on Form 20-F for the year ended December 31, 2016, filed with the SEC on March 14, 2017.

PFIC Considerations of U.S. Holders of the Offered Securities

The following discussion is in addition to the discussion of PFIC considerations contained in the "Taxation–U.S. Federal Income Taxation of U.S. Holders–Passive Foreign Investment Company Status and Significant Tax Consequences", "–The QEF Election", and "–Taxation of U.S. Holders Not Making a Timely QEF or 'Mark-to-Market' Election" sections of our annual report on Form 20-F for the year ended December 31, 2016.

If we are treated as a PFIC, U.S. Holders of our Warrants will not be able to make a QEF election.  If we are a PFIC, U.S. Holders of our Warrants that do not make a timely QEF election may be subject to certain adverse U.S. federal income tax consequences, as described in "Taxation–U.S. Federal Income Taxation of U.S. Holders–Taxation of U.S. Holders Not Making a Timely QEF or 'Mark-to-Market' Election section of our annual report on Form 20-F for the year ended December 31, 2016.

Tax Consequences to U.S. Holders of our Common Shares

For a discussion of U.S. Federal Income Tax Considerations relating to holding our shares, see the section titled "Item 10.—Additional Information—E. Taxation—U.S. Federal Income Taxation of U.S. Holders" incorporated by reference here from our Annual Report on Form 20-F for the year ended December 31, 2016, filed with the SEC on March 14, 2017.

Certain U.S. Federal Income Taxation of "Non-U.S. Holders"

As used herein, the term a "Non-U.S. Holder" means a beneficial owner of a Warrant or common shares (other than a partnership) that is not a U.S. Holder.

If a partnership holds our common shares, the tax treatment of a partner of such partnership will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common shares or Warrants, you are encouraged to consult your tax advisor.

Exercise or Lapse of Warrants

A Non-U.S. Holder will not recognize any gain or loss on the exercise or lapse of the Warrants.

Tax Consequences to Non-U.S. Holders of our Common Shares

For a discussion of U.S. Federal Income Tax Considerations relating to holding our shares, see the section titled "Item 10.—Additional Information—E. Taxation—U.S. Federal Income Taxation of Non-U.S. Holders" incorporated by reference here from our Annual Report on Form 20-F for the year ended December 31, 2016, filed with the SEC on March 14, 2017.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth an itemization of all estimated expenses in connection with the issuance and distribution of the securities to be registered:

Printing and Engraving Expenses	$0
Legal Fees and Expenses	$70,000
Accountants' Fees and Expenses	$30,000
Miscellaneous Costs	$3,000
Total	$103,000

LEGAL MATTERS

The validity of the securities being offered hereby will be passed upon by Seward & Kissel LLP, New York, New York.

EXPERTS

The consolidated financial statements incorporated in this Prospectus by reference from Top Ships Inc.'s Annual Report on Form 20-F for the year ended December 31, 2016, have been audited by Deloitte Certified Public Accountants S.A., an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The offices of Deloitte Certified Public Accountants S.A. are located at Fragoklissias 3a & Granikou Str., 15125 Maroussi, Athens, Greece.

ENFORCEABILITY OF CIVIL LIABILITIES

Top Ships Inc. is a Marshall Islands company and our executive offices are located outside of the U.S. in Maroussi, Greece. A majority of our directors, officers and the experts named in the prospectus reside outside the U.S. In addition, a substantial portion of our assets and the assets of our directors, officers and experts are located outside of the U.S. As a result, you may have difficulty serving legal process within the U.S. upon us or any of these persons. You may also have difficulty enforcing, both in and outside the U.S., judgments you may obtain in U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws.

Furthermore, there is substantial doubt that the courts of the Marshall Islands or Greece would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act of 1933, as amended, or the Securities Act, with respect to the securities offered hereby. For the purposes of this section, the term registration statement means the original registration statement and any and all amendments including the schedules and exhibits to the original registration statement or any amendment. This prospectus does not contain all of the information set forth in the registration statement we filed. Each statement made in this prospectus concerning a document filed as an exhibit to the registration statement is qualified by reference to that exhibit for a complete statement of its provisions. The registration statement, including its exhibits and schedules, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the SEC at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

The SEC allows us to "incorporate by reference" into this Prospectus information in other documents that we file with it. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this Prospectus.  We incorporate by reference in this Prospectus the documents listed below which have been filed with the SEC:

•	Our Annual Report on Form 20-F for our fiscal year ended December 31, 2016, as filed with the SEC on March 14, 2017.

•	Report on Form 6-K furnished to the Commission on March 20, 2017.

•	Report on Form 6-K furnished to the Commission on March 22, 2017.

•	Report on Form 6-K furnished to the Commission on March 24, 2017.

•	Report on Form 6-K furnished to the Commission on March 27, 2017.

•	Report on Form 6-K furnished to the Commission on March 28, 2017.

•	The three Reports on Form 6-K, each of which was furnished to the Commission on April 5, 2017.

•	Report on Form 6-K furnished to the Commission on April 28, 2017.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address or telephone number:

TOP Ships Inc.
1 Vas. Sofias and Meg. Alexandrou Str,
15124 Maroussi, Greece
011 30 210 8128180 (telephone number)

These reports may also be obtained on our website at www.topships.org. None of the information on our website is a part of this prospectus.

Information provided by the Company

We will furnish holders of our common shares with annual reports containing audited financial statements and a report by our independent registered public accounting firm. The audited financial statements will be prepared in accordance with U.S. GAAP. As a "foreign private issuer," we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. While we furnish proxy statements to shareholders in accordance with the rules of any stock exchange on which our common shares may be listed in the future, those proxy statements do not conform to Schedule 14A of the proxy rules promulgated under the Securities Exchange Act. In addition, as a "foreign private issuer," our officers and directors are exempt from the rules under the Securities Exchange Act relating to short swing profit reporting and liability.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Up to 2,977,715 Common Shares Issuable Upon Exercise of a Portion of the Outstanding Warrants

PROSPECTUS

May 3, 2017

PART II: INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6.	Indemnification of Directors and Officers

The By-Laws of the Company provide that any person who is or was a director or officer of the Registrant, or is or was serving at the request of the Registrant as a director or officer of another partnership, joint venture, trust or other enterprise shall be entitled to be indemnified by the Company upon the same terms, under the same conditions, and to the same extent as authorized by Section 60 of the Business Corporation Act of the Republic of The Marshall Islands, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal action or proceeding, had reasonable cause to believe his conduct was unlawful.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Section 60 of the BCA provides as follows:

Indemnification of directors and officers:

(1)
Actions not by or in right of the corporation. A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceedings, had reasonable cause to believe that his conduct was unlawful.

(2)
Actions by or in right of the corporation. A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him or in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not, opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claims, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

(3)
When director or officer successful. To the extent that a director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (1) or (2) of this section, or in the defense of a claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

(4)
Payment of expenses in advance. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding as authorized by the board of directors in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section.

(5)
Indemnification pursuant to other rights. The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

(6)
Continuation of indemnification. The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(7)
Insurance. A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer against any liability asserted against him and incurred by him in such capacity whether or not the corporation would have the power to indemnify him against such liability under the provisions of this section.

Item 7.	Recent Sales of Unregistered Securities.

On March 19, 2014, we acquired five newbuilding vessels under construction, the M/T Stenaweco Evolution, the M/T Eco Fleet, the M/T Eco Revolution, M/T Stenaweco Excellence, and M/T Nord Valiant through share purchase agreements with their respective shipowning company which were affiliated with our President, Chief Executive Officer and Director, Evangelos J. Pistiolis and unrelated third parties for an aggregate purchase price of $43.3 million, paid as follows: $2.5 million in cash and $40.8 million in 583,321 newly-issued common shares, issued at $70.00 per share. This issuance was exempt from registration under the Securities Act in reliance on Section 4(a)(2).

On December 23, 2015, we entered into an agreement with Family Trading for the latter to assume the outstanding $3.8 million balance payable on the early termination of the bareboat charter for the M/T Delos. As consideration for the assumption of this liability, on January 12, 2016, we issued 1,355,816 of our common shares to Family Trading. We retain the right to buy back up to 60% of these shares at any time until December 31, 2016. This transaction was approved by a special committee of our independent directors and was exempt from registration under the Securities Act in reliance on Section 4(a)(2).

On February 25, 2016, we issued 68,674 restricted common shares to Sovereign. This transaction was exempt from registration under the Securities Act in reliance on Section 4(a)(2).

On November 22, 2016, we completed a private placement of up to 3,160 Series B Convertible Preferred Shares for an aggregate principal amount of up to $3.0 million. Yorkville purchased an aggregate of 2,106 Series B Convertible Preferred Shares for a total of $2.0 million, and waived the right to purchase any additional Series B Convertible Preferred Shares. This issuance was exempt from registration under the Securities Act in reliance on Section 4(a)(2).

On February 17, 2017, we entered into a transaction with a non-U.S. institutional investor for the sale of 7,500 newly issued Series C Convertible Preferred Shares that are convertible into the Company's common shares for $7.5 million pursuant to a securities purchase agreement, or the Series C Transaction.  As part of the Series C Transaction, we issued 72,910 common shares as a commitment fee to the investor representing the quotient of $112,500 (1.5% of the purchase price of $7.5 million) divided by $1.54298. This issuance was exempt from registration under the Securities Act in reliance on Section 4(a)(2) and Regulation S.

On February 21 and 22, 2017, we issued an aggregate 777,000 common shares to Family Trading as payment for $1.2 million for accrued commitment fees, extension fees and interest outstanding under the Amended Family Trading Credit Facility. This issuance was exempt from registration under the Securities Act in reliance on Section 4(a)(2).

Item 8.	Exhibits and Financial Statement Schedules

(a)	Exhibits

The exhibits filed as part of this registration statement are listed in the index to exhibits immediately preceding such exhibits.

(b)	Financial Statements

The financial statements incorporated by reference into this registration statement are listed in the index to the financial statements immediately preceding such statements, which index to the financial statements is incorporated herein by reference.

Item 9.	Undertakings

The undersigned registrant hereby undertakes:

(1)          To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)          To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)          To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)          That, for the purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)          To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)          To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering.

(5)          That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)          Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)          Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)          The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)          Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)          For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(7)          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Athens, Country of Greece, on May 3, 2017.

TOP SHIPS INC.
By:	/s/ Evangelos J. Pistiolis
Name: Evangelos J. Pistiolis
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons on May 3, 2017, in the capacities indicated.

Signature	Title

/s/ Vangelis G. Ikonomou Vangelis G. Ikonomou	Director, Executive Vice President and Chairman of the Board

/s/ Evangelos J. Pistiolis Evangelos J. Pistiolis	Director, President and Chief Executive Officer (Principal Executive Officer)

/s/Alexandros Tsirikos Alexandros Tsirikos	Director and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

/s/ Konstantinos Karelas Konstantinos Karelas	Director

/s/ Alexandros G. Economou Alexandros G. Economou	Director

/s/ Per Christian Haukenes Per Christian Haukenes	Director

/s/ Paolo Javarone Paolo Javarone	Director

AUTHORIZED UNITED STATES REPRESENTATIVE

Pursuant to the requirement of the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of the aforementioned Registrant, has signed this registration statement in the City of Newark, State of Delaware, on May 3, 2017.

PUGLISI & ASSOCIATES

By:	/s/ Donald J. Puglisi
Name: Donald J. Puglisi
Title: Managing Director

Exhibits

Number	Description of Exhibits
1.1	Form of Underwriting Agreement (10)
3.1	Third Amended and Restated Articles of Incorporation of Top Ships Inc. (1)
3.2	Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated April 17, 2014 (2)
3.3	Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated February 16, 2016 (8)
3.4	Amended and Restated By-Laws of the Company (3)
3.5	Amendment No. 1 to the Amended and Restated By-Laws (4)
4.1	Form of Share Certificate (5)
4.2	Form of Representative's Warrant Agreement to Purchase Common Shares, dated June 11, 2014 (9)
4.3	Form of Warrant Agreement to Purchase Common Shares, dated June 11, 2014 (11)
4.4	Form of Warrant Certificate (16)
5.1	Opinion of Seward & Kissel LLP, United States and Marshall Islands counsel to the Company (10)
8.1	Opinion of Seward & Kissel LLP, with respect to certain tax matters (10)
10.1	TOP Ships Inc. 2015 Stock Incentive Plan (8)
10.2	Stockholders Rights Agreement with Computershare Trust Company, N.A., as Rights Agent as of September 22, 2016 (12)
10.3	Securities Purchase Agreement by and between the Company and YA II CD, Ltd., dated November 22, 2016 (13)
10.4	Registration Rights Agreement by and between the Company and YA II CD, Ltd., dated November 22, 2016 (14)
10.5	Letter Agreement with Central Shipping Monaco SAM, dated March 10, 2014 (6)
10.6	Form of Management Agreement with Central Shipping Monaco SAM (6)
10.7	Commitment Letter dated October 16, 2014 between ABN AMRO BANK N.V. and TOP Ships Inc. for a senior debt facility of up to $42 million (7)
10.8	Senior debt facility dated June 19, 2014 between Alpha Bank and Monte Carlo 71 Shipping Company Limited (7)
10.9	Memorandum of Agreement dated December 30, 2014 with respect to the M/T Stenaweco Energy (7)
10.10	Call Option Agreement dated December 30, 2014 with respect to the M/T Stenaweco Energy (7)

10.11	Bareboat Charter dated December 30, 2014 with respect to the M/T Stenaweco Energy (7)
10.12	Memorandum of Agreement dated December 30, 2014 with respect to the M/T Stenaweco Evolution (7)
10.13	Call Option Agreement dated December 30, 2014 with respect to the M/T Stenaweco Evolution (7)
10.14	Bareboat Charter dated December 30, 2014 with respect to the M/T Stenaweco Evolution (7)
10.15	Loan Agreement dated January 2, 2015, between TOP Ships Inc. and Atlantis Ventures Ltd (7)
10.16	Secured Term Loan Facility dated July 9, 2015 between Monte Carlo 37 Shipping Company Limited, Monte Carlo 39 Shipping Company Limited and ABN Amro Bank N.V. (8)
10.17
Amending and Restating Agreement, dated September 28, 2015, to the Secured Term Loan Facility between Monte Carlo 37 Shipping Company Limited, Monte Carlo 39 Shipping Company Limited, and ABN Amro Bank N.V. (8)

10.18
Amending and Restating Agreement, dated August 1, 2016, to the Secured Term Loan Facility between Monte Carlo 37 Shipping Company Limited, Monte Carlo 39 Shipping Company Limited, Monte Carlo Lax Shipping Company Limited and ABN Amro Bank N.V. (16)

10.19	Letter Agreement dated December 23, 2015 between Family Trading Inc. and TOP Ships Inc. (8)
10.20	Amendment to the Letter Agreement dated December 23, 2015 between Family Trading Inc. and TOP Ships Inc. (8)
10.21	Loan Agreement dated December 23, 2015 between Family Trading Inc. and TOP Ships Inc. (8)
10.22	Term Sheet dated April 6, 2016 between TOP Ships Inc. and Norddeutsche Landesbank Girozentrale (8)
10.23	Loan Agreement dated May 11, 2016 between Monte Carlo Seven Shipping Company and Norddeutsche Landesbank Girozentrale (17)
10.24	Common Stock Purchase Agreement, dated February 2, 2017, between TOP Ships Inc. and Kalani Investments Limited (18)
10.25	Amendment No. 1 to Common Stock Purchase Agreement dated February 2, 2017, between TOP Ships Inc. and Kalani Investments Limited (22)
10.26	Amendment No. 2 to Common Stock Purchase Agreement dated February 2, 2017, between TOP Ships Inc. and Kalani Investments Limited (24)
10.27	Amendment No. 3 to Common Stock Purchase Agreement dated February 2, 2017, between TOP Ships Inc. and Kalani Investments Limited (26)
10.28	Note Purchase Agreement, dated February 6, 2017, between TOP Ships Inc. and Kalani Investments Limited (19)
10.29	Note Purchase Agreement, dated March 22, 2017, between TOP Ships Inc. and Kalani Investments Limited (23)
10.30	Note Purchase Agreement, dated March 28, 2017, between TOP Ships Inc. and Kalani Investments Limited (25)

10.31	Note Purchase Agreement, dated April 5, 2017, between TOP Ships Inc. and Kalani Investments Limited (27)
10.32	Unsecured Promissory Note of TOP Ships Inc., dated February 6, 2017 (20)
10.33	Unsecured Promissory Note of TOP Ships Inc., dated March 22, 2017 (28)
10.34	Unsecured Promissory Note of TOP Ships Inc., dated March 28, 2017 (29)
10.35	Unsecured Promissory Note of TOP Ships Inc., dated April 5, 2017 (30)
10.36	Form of securities purchase agreement between TOP Ships Inc. and a non-U.S. institutional investor (15)
10.37	Share Purchase Agreement, dated February 20, 2017, between Malibu Shipmanagement Co. and Style Maritime Ltd. (16)
10.38	Addendum No. 1 to the Share Purchase Agreement dated February 20, 2017 between Malibu Shipmanagement Co. and Style Maritime Ltd.
10.39	Amended and Restated Loan Agreement, dated February 21, 2017, between TOP Ships Inc. and Family Trading Inc. (21)
10.40	Share Purchase Agreement, dated March 30, 2017, between TOP Ships Inc. and Free Fly Company
10.41 10.42
Share Purchase Agreement, dated March 30, 2017, between TOP Ships Inc., Maxima International Co. and Gramos Shipping Company Co.
Amendment No. 4 to Common Stock Purchase Agreement dated April 27, 2017, between TOP Ships Inc. and Kalani Investments Limited (31)

21.1	List of Subsidiaries (16)
23.1	Consent of Seward & Kissel LLP (included in Exhibit 5.1)
23.2	Consent of Deloitte Certified Public Accountants S.A.
23.3	Power of Attorney (contained in signature page to the Post-Effective Amendment No. 1 to the Form F-1 filed on May 9, 2016)
(1)	Incorporated by reference to the Company's Current Report on Form 6-K, filed on June 24, 2011.
(2)	Incorporated by reference to the Company's Current Report on Form 6-K, filed on April 18, 2014.
(3)	Incorporated by reference to the Company's Current Report on Form 6-K filed on March 9, 2007.
(4)	Incorporated by reference to the Company's Current Report on Form 6-K filed on November 28, 2014.
(5)	Incorporated by reference to the Company's Annual Report on Form 20-F, filed on June 29, 2009.
(6)	Incorporated by reference to the Company's Registration Statement on Form F-1, filed on March 19, 2014, as amended (File No. 333-194690).

(7)	Incorporated by reference to the Company's Annual Report on Form 20-F, filed on April 29, 2015.
(8)	Incorporated by reference to the Company's Annual Report on Form 20-F, filed on April 26, 2016.
(9)	Incorporated by reference to the Company's Pre-Effective Amendment No. 2 to the Registration Statement on Form F-1, filed on May 13, 2014 (File No. 333-194690).
(10)	Incorporated by reference to the Company's Pre-Effective Amendment No. 3 to the Registration Statement on Form F-1, filed on June 4, 2014 (File No. 333-194690).
(11)	Incorporated by reference to the Company's Post-Effective Amendment No. 1 to the Registration Statement on Form F-1, filed on May 9, 2016 (File No. 333-194690).
(12)	Incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 6-K, filed on September 22, 2016.
(13)	Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 6-K, filed on November 23, 2016.
(14)	Incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 6-K, filed on November 23, 2016.
(15)	Incorporated by reference to the Company's Current Report on Form 6-K, filed on February 21, 2017.
(16)	Incorporated by reference to the Company's Annual Report on Form 20-F, filed on March 14, 2017.
(17)	Incorporation by reference to the Company's Post-Effective Amendment No. 2 to the Registration Statement on Form F-1, filed on June 23, 2016 (File No. 333-194690).
(18)	Incorporated by reference to Exhibit 1.1 of the Company's Current Report on Form 6-K, filed on February 2, 2017.
(19)	Incorporated by reference to Exhibit 1.1 of the Company's Current Report on Form 6-K, filed on February 7, 2017.
(20)	Incorporated by reference to Exhibit 1.2 of the Company's Current Report on Form 6-K, filed on February 7, 2017.
(21)
Incorporated by reference to Exhibit B of the Schedule 13D/A of Family Trading Inc., Sovereign Holdings Inc., Epsilon Holdings Inc., Oscar Shipholding Ltd, Race Navigation Inc., Tankers Family Inc., and the Lax Trust, filed on March 1, 2017.

(22)	Incorporated by reference to Exhibit 1.1 of the Company's Current Report on Form 6-K, filed on March 20, 2017.
(23)	Incorporated by reference to Exhibit 1.1 of the Company's Current Report on Form 6-K, filed on March 22, 2017.
(24)	Incorporated by reference to Exhibit 1.1 of the Company's Current Report on Form 6-K, filed on March 27, 2017.

(25)	Incorporated by reference to Exhibit 1.1 of the Company's Current Report on Form 6-K, filed on March 28, 2017.
(26)	Incorporated by reference to Exhibit 1.1 of the Company's Current Report on Form 6-K, filed on April 5, 2017.
(27)	Incorporated by reference to Exhibit 1.1 of the Company's Current Report on Form 6-K, filed on April 5, 2017.
(28)	Incorporated by reference to Exhibit 1.2 of the Company's Current Report on Form 6-K, filed on March 22, 2017.
(29)	Incorporated by reference to Exhibit 1.2 of the Company's Current Report on Form 6-K, filed on March 28, 2017.
(30)	Incorporated by reference to Exhibit 1.2 of the Company's Current Report on Form 6-K, filed on April 5, 2017.
(31)	Incorporated by reference to Exhibit 1.1 of the Company's Current Report on Form 6-K, filed on April 28, 2017.